ASPEN BANCSHARES, INC.
                                 Proxy Statement
                         Special Meeting of Shareholders
                           To be Held on May 16, 1997

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                             Up to 800,000 Shares of
                                  Common Stock


         This Proxy Statement/Prospectus is being furnished to the shareholders of Aspen Bancshares, Inc. ("Aspen"), a Colorado corporation, in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders of Aspen to be held on May 16, 1997 (the "Special Meeting") and at any adjournments or postponements thereof. This Proxy Statement/Prospectus and accompanying form of proxy ("Proxy") are first being mailed to the shareholders of Aspen as of April 16, 1997 (the "Record Date") on or about April 18, 1997.

         At the Special Meeting, the shareholders of Aspen will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of November 19, 1996 as amended on March 11, 1997 (the "Plan of Reorganization"), between Aspen and Zions Bancorporation, a Utah corporation ("Zions"), pursuant to which Aspen will be merged into Zions with Zions being the surviving corporation (the "Reorganization"). Upon consummation of the Reorganization, each outstanding share of Aspen's common stock (the "Aspen Common Stock") will be converted into the right to receive that number of shares of Zions common stock (the "Zions Common Stock") calculated by dividing the Purchase Price (as defined herein) representing $73,000,000 plus certain accretions, by the Average Closing Price (as defined herein) of Zions Common Stock, and by further dividing that number by the sum of the number of issued and outstanding shares of Aspen Common Stock at the effective date of the Reorganization and the Option Equivalent Number (as defined herein).

         On April 10, 1997, the closing price of Zions Common Stock was $115 3/8 per share and Aspen had issued and outstanding 3,720,780 shares of its Common Stock. The Daily Sales Price (as defined herein) has been in excess of the $93.00 ceiling to the Average Closing Price established in the Plan of Reorganization since November 20, 1996. The Plan of Reorganization provides a mechanism under such circumstances whereby the parties might act sequentially to cause the Average Closing Price to be in excess of $93.00, despite the $93.00 ceiling, which would reduce the number of shares of Zions Common Stock to be issued to holders of Aspen Common Stock. In accordance with the Plan of Reorganization, the Average Closing Price can be higher than $93.00, and as a result the fraction of a share of Zions Common Stock to be received for each share of Aspen Common Stock will be smaller, in the event that Zions is entitled to and determines to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Aspen exercises the Company Election (as defined herein) (or, in the reverse situation, lower than the $83.00 floor if Aspen is entitled to and determines to provide notice to Zions of the intention of Aspen to terminate the Plan of Reorganization by reason of the price decline of Zions Common Stock having met certain criteria

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


set forth in the Plan of Reorganization and thereafter Zions exercises the Zions Election (as defined herein)). See "Summary -- Certain Definitions -- Company Election" and "-- Zions Election" and "Plan of Reorganization -- Authorized Termination and Damages for Breach."

         On April 10, 1997, the appreciation in the price of Zions Common Stock since November 19, 1996 has exceeded that of the KBW 50 Index (as defined herein) by more than 15 percentage points. If during the Pricing Period (as defined herein) the average of the Daily Sales Prices of Zions Common Stock is higher than $93.00 and the appreciation in the price of Zions Common Stock since November 19, 1996 exceeds that of the KBW 50 Index by more than 15 percentage points, these factors would enable Zions to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization and, hence, enable Aspen to exercise the Company Election. Assuming that Zions was entitled to and determined to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of these price appreciation factors having met the criteria set forth in the Plan of Reorganization, and thereafter Aspen exercised the Company Election, if the Reorganization had been consummated as of April 10, 1997, the Average Closing Price after exercise of the Company Election would have been $100.64. The parties have assumed for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS (as defined below) on April 10, 1997. Assuming that the Purchase Price equalled $73,968,000 on April 10, 1997, shareholders of Aspen under such circumstances would have received .190232 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $21.95 per share.

         Since there can be no assurance that Zions will provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization, even if it is entitled to do so, and that Aspen upon receipt of any such notice will exercise the Company Election, in each case if permitted by the Plan of Reorganization, it is possible under such circumstances that the Average Closing Price could be $93.00. Assuming under such circumstances that the Purchase Price equalled $73,968,000 on April 10, 1997, the Reorganization had been consummated as of that date, and the Average Closing Price of Zions Common Stock had been $93.00, shareholders of Aspen would have received .205859 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $23.75 per share.

         The Zions Common Stock to be distributed to Aspen shareholders will be registered with the Securities and Exchange Commission and for all shareholders, other than shareholders who are affiliates of Aspen or who become affiliates of Zions, will be immediately tradable. See "Plan of Reorganization--Conversion of Aspen Shares." Zions has filed this Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Zions Common Stock which may be issued in the Reorganization to the shareholders of Aspen. This Proxy Statement/Prospectus also constitutes the prospectus of Zions filed as part of the Registration Statement.
                              --------------------

         FOR THE ACTION OF THE SHAREHOLDERS TO BE EFFECTIVE, HOLDERS OF A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF ASPEN MUST VOTE IN FAVOR OF THE REORGANIZATION. ALL REGULATORY APPROVALS HAVE BEEN OBTAINED.
                              --------------------


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         THE SHARES OF ZIONS COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT
BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF ZIONS COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, any such information or representation should not be relied upon as having been authorized by Zions or Aspen. This Proxy Statement/Prospectus does not constitute an offer or solicitation by any person in any state in which such offer or solicitation is not authorized by the laws thereof or in which the person making such offer or solicitation is not qualified to make the same. Neither the delivery of this Proxy Statement/Prospectus at any time nor the distribution of Zions Common Stock hereunder shall imply that the information contained herein is correct as of any time subsequent to its date.

         The information contained in this Proxy Statement/Prospectus with respect to Zions has been supplied by Zions. The information contained in this Proxy Statement/Prospectus with respect to Aspen has been supplied by Aspen. Neither Zions nor Aspen warrants the accuracy or completeness of information relating to the other.

         The date of this Proxy Statement/Prospectus is March 31, 1997.

                              AVAILABLE INFORMATION

         Zions has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 (the "Securities Act") a Registration Statement on Form S-4 (the "Registration Statement") covering the shares of Zions Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the SEC, this Proxy Statement/Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. The statements contained in this Proxy Statement/Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are of necessity brief descriptions and are not necessarily complete. Each such statement is qualified in its entirety by reference to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549.

         Both Zions and Aspen are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; Suite 4800, 1801 California Street, Denver, Colorado; and 500 Key Bank Tower, Suite 500, 50 S. Main Street, Salt Lake City, Utah. Copies of such material can also be obtained at prescribed rates by mail addressed to the SEC, Public Reference Section, Washington, D.C. 20549. Both Zions Common Stock and Aspen Common Stock are quoted on the NASDAQ National Market System (hereinafter, the "NASDAQ-NMS"), and such reports, proxy statements and other information regarding each company can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. The SEC maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

         This Proxy Statement/Prospectus incorporates by reference certain documents relating to Zions and Aspen which are not presented herein or delivered herewith, including the Plan of Reorganization (as described herein). See "Information Concerning Zions -- Zions Documents Incorporated by Reference" and "Information Concerning Aspen -- Aspen Documents Incorporated by Reference." Copies of such documents are available upon request and without charge to any person to whom this Proxy Statement/Prospectus has been delivered. Requests for the Plan of Reorganization or Zions documents should be directed to Zions Bancorporation, One South Main Street, Suite 1380, Salt Lake City, Utah 84133,
Attention: Dale M. Gibbons, Senior Vice President, (telephone: 801-524-4787). Requests for Aspen documents should be directed to Aspen Bancshares, Inc., 534 East Hyman Avenue, P.O. Box 3677, Aspen, Colorado 81612, Attention: Amy G. Beidleman, Vice President, Chief Financial Officer and Secretary (telephone:
970-925-6700). In order to ensure timely delivery of the Plan of Reorganization or Zions documents, any request should be made not later than May 9, 1997.

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



                                     SUMMARY

         The following is a brief summary of certain information which may also be contained elsewhere in this Proxy Statement/Prospectus. This summary is provided for convenience and should not be considered complete. It is qualified in its entirety by the more detailed information contained in this Proxy Statement/Prospectus and in the Appendices hereto.

The Parties

         Zions Bancorporation ("Zions") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and organized under the laws of Utah, engaged primarily in the commercial banking business through its banking subsidiaries. Zions' principal executive offices are at One South Main Street, Suite 1380, Salt Lake City, Utah 84133 (telephone: 801-524-4787). Zions is the second largest bank holding company headquartered in Utah. Zions First National Bank, Salt Lake City, Utah ("Zions Bank"), founded in 1873, is a wholly-owned subsidiary of Zions (except for directors' qualifying shares) and as of December 31, 1996 had 99 offices located throughout the state of Utah, plus one foreign office, for a total of 100 banking offices, including its Head Office. Zions Bank is the second largest commercial banking organization headquartered in the state of Utah. Zions also owns Nevada State Bank, Las Vegas, Nevada, and National Bank of Arizona, Tucson, Arizona ("NBA"). Nevada State Bank, with 25 offices in Nevada, is the fifth largest commercial bank in Nevada. NBA currently has 17 offices in Arizona and is the fifth largest commercial bank in Arizona. At December 31, 1996 Zions had total consolidated assets of $6.49 billion, deposits of $4.55 billion, and shareholders' equity of $507.5 million. See "Information Concerning Zions Bancorporation."

         Aspen Bancshares, Inc. ("Aspen") is a bank holding company organized under the laws of the State of Colorado and is registered under the Bank Holding Company Act of 1956, as amended. Aspen is also a savings and loan holding company pursuant to the Home Owners' Loan Act of 1933, as amended, as a result of its acquisition of Centennial Savings Bank, F.S.B. ("Centennial"). Aspen's principal executive offices are located at 534 East Hyman Avenue, Aspen, Colorado 81612 and its telephone number is 970/925-6700. Aspen operates through its subsidiaries, Pitkin County Bank and Trust Co. ("Pitkin"), a commercial bank organized in 1979, Centennial, a thrift originally created in 1905 and acquired by Aspen in 1993, and Val Cor Bancorporation, Inc. ("Val Cor"), a bank holding company acquired by Aspen in June 1996, whose principal asset is Valley National Bank of Cortez, Colorado ("Valley"), a commercial bank. Through its subsidiaries, Aspen operates its commercial banking and thrift business through 12 offices/branches in western Colorado and one branch in northwestern New Mexico. As of December 31, 1996, Aspen had total consolidated assets of $450.61 million, total deposits of $398.87 million, and shareholders' equity of $31.1 million.

The Special Meeting; Purpose

         The Special Meeting of Shareholders of Aspen (the "Special Meeting") will be held at 9:00 a.m. local time, on May 16, 1997 at Pitkin County Bank and Trust Co., 534 East Hyman Avenue, Aspen, Colorado.

         The purpose of the Special Meeting is to consider and vote upon a proposal to approve the Plan of Reorganization. Only holders of record of Common Stock,

$.01 par value, of Aspen ("Aspen Common Stock") at the close of business on April 16, 1997, the record date, will be entitled to vote at the Special Meeting. At that date, 3,720,780 shares of Aspen Common Stock were outstanding, each share being entitled to one vote. See "Introduction."

Vote Required for Approval

         Approval of the Plan of Reorganization requires the affirmative vote of a majority of the outstanding shares of Aspen Common Stock voting in person or by proxy. A failure to vote, an abstention, or a failure by a broker to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. See "Plan of Reorganization--Required Vote; Management Recommendation."

         As of March 31, 1997, the directors and executive officers of Aspen beneficially owned an aggregate of approximately 21.25% of the outstanding Aspen Common Stock. As an inducement to Zions to enter into the Plan of Reorganization, all of the directors of Aspen have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Reorganization. These agreements cover an aggregate of approximately 25.5% of the outstanding Aspen Common Stock. See "Plan of Reorganization--Voting Agreements." Zions owns 50,000 shares of Aspen Common Stock, approximately 1.3% of the issued and outstanding shares of Aspen. Zions purchased these shares in a series of market transactions during January 1997. Zions will vote these shares in favor of the Plan of Reorganization.

Opinion of Aspen's Financial Advisor

         Aspen has retained an independent financial advisor to evaluate the merger consideration offered to Aspen shareholders by Zions. The financial advisor has rendered an opinion that the merger consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of Aspen from a financial point of view. See "Plan of Reorganization--Opinion of Aspen's Financial Advisor."

Proposed Reorganization

         At the Special Meeting, the shareholders of Aspen will be asked to consider and approve an Agreement and Plan of Reorganization between Zions and Aspen and an Agreement of Merger between Aspen and Zions (collectively, the "Plan of Reorganization"). The Plan of Reorganization provides for the merger of Aspen into Zions, whereby Zions will be the surviving corporation. See "Plan of Reorganization." Upon consummation of the Reorganization, holders of Aspen Common Stock will be entitled to receive, in exchange for each share of Aspen Common Stock, that number of shares of Common Stock, no par value, of Zions ("Zions Common Stock") calculated by dividing the Purchase Price (as defined below) by the Average Closing Price (as defined below) of Zions Common Stock, and by further dividing the number so reached by the sum of the total number of outstanding shares of Aspen Common Stock and the Option Equivalent Number (as defined below).

         On April 10, 1997, the closing price of Zions Common Stock was $115 3/8 per share and Aspen had issued and outstanding 3,720,780 shares of its Common Stock. The Daily Sales Price (as defined herein) has been in excess of the $93.00 ceiling to the Average Closing Price established in the Plan of Reorganization

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


since November 20, 1996. The Plan of Reorganization provides a mechanism under such circumstances whereby the parties might act sequentially to cause the Average Closing Price to be in excess of $93.00, despite the $93.00 ceiling, which would reduce the number of shares of Zions Common Stock to be issued to holders of Aspen Common Stock. In accordance with the Plan of Reorganization, the Average Closing Price can be higher than $93.00, and as a result the fraction of a share of Zions Common Stock to be received for each share of Aspen Common Stock will be smaller, in the event that Zions is entitled to and determines to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Aspen exercises the Company Election (as defined herein) (or, in the reverse situation, lower than the $83.00 floor if Aspen is entitled to and determines to provide notice to Zions of the intention of Aspen to terminate the Plan of Reorganization by reason of the price decline of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Zions exercises the Zions Election (as defined herein)). See "Summary -- Certain Definitions -- Company Election" and "-- Zions Election" and "Plan of Reorganization -- Authorized Termination and Damages for Breach."

         On April 10, 1997, the appreciation in the price of Zions Common Stock since November 19, 1996 has exceeded that of the KBW 50 Index (as defined herein) by more than 15 percentage points. If during the Pricing Period (as defined herein) the average of the Daily Sales Prices of Zions Common Stock is higher than $93.00 and the appreciation in the price of Zions Common Stock since November 19, 1996 exceeds that of the KBW 50 Index by more than 15 percentage points, these factors would enable Zions to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization and, hence, enable Aspen to exercise the Company Election. Assuming that Zions was entitled to and determined to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of these price appreciation factors having met the criteria set forth in the Plan of Reorganization, and thereafter Aspen exercised the Company Election, if the Reorganization had been consummated as of April 10, 1997, the Average Closing Price after exercise of the Company Election would have been $100.64. The parties have assumed for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS on April 10, 1997. Assuming that the Purchase Price equalled $73,968,000 on April 10, 1997, shareholders of Aspen under such circumstances would have received .190232 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $21.95 per share.

         Since there can be no assurance that Zions will provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization, even if it is entitled to do so, and that Aspen upon receipt of any such notice will exercise the Company Election, in each case if permitted by the Plan of Reorganization, it is possible under such circumstances that the Average Closing Price could be $93.00. Assuming under such circumstances that the Purchase Price equalled $73,968,000 on April 10, 1997, the Reorganization had been consummated as of that date, and the Average Closing Price of Zions Common Stock had been $93.00, shareholders of Aspen would have received .205859 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $23.75 per share.

         Fractional shares of Zions Common Stock will not be issued in the Reorganization. Aspen shareholders otherwise entitled to a fractional share will be paid the value of such fraction in cash as described herein under "Plan of Reorganization -- Conversion of Aspen Shares -- Payment for Fractional Shares."

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share stock distribution may change before the Reorganization. See "Plan of Reorganization." Aspen shareholders are encouraged to obtain current market quotations for Zions Common Stock and Aspen Common Stock and to consider the interplay between the quotations and the definitions of "Average Closing Price," "Company Election," and "Zions Election." See "Certain Definitions" above. No assurance can be given as to the market price of Zions Common Stock or Aspen Common Stock at, or in the case of Zions Common Stock after, the Effective Date.

Certain Definitions

         In connection with the description of the Reorganization in this Proxy Statement/Prospectus, shareholders of Aspen should be aware of the following terms. The following definitions may not be complete. For a complete definition of each term, please refer to the Plan of Reorganization.

         "Average Closing Price" means the average (rounded to the nearest penny) of each Daily Sales Price of Zions Common Stock over the Pricing Period, except that, subject to the Company Election (as defined herein) and Zions Election (as defined herein), (A) if the average (rounded to the nearest penny) of each Daily Sales Price over the Pricing Period is less than $83.00, then the Average Closing Price shall be $83.00 and (B) if the average (rounded to the nearest penny) of each Daily Sales Price over the Pricing Period is more than $93.00, then the Average Closing Price shall be $93.00.

         "Company Closing Price" means the average (rounded to the nearest penny) of the mean (unrounded) of the closing bid and asked prices of Aspen Common Stock over the Pricing Period in the over-the-counter market as such prices are reported by the automated quotation system of the National Association of Securities Dealers, Inc., or in the absence thereof by such other source upon which Zions and Aspen shall mutually agree.

         "Company Election" means the election of Aspen in its sole discretion, made following a decision by Zions to deliver to Aspen a notice of intent to terminate the Plan of Reorganization where the average price of Zions Common Stock during the Pricing Period was more than $93.00 and the increase in the price of Zions Common Stock between November 19, 1996 and the Pricing Period (using the average over such Pricing Period) exceeded the increase in the KBW 50 Index of Keefe, Bruyette & Woods, Inc. (the "KBW Index") by more than fifteen percentage points, that the Plan of Reorganization shall not be terminated but that the Average Closing Price shall be the lesser of (A) the average (rounded to the nearest penny) of each Daily Sales Price over the Pricing Period, or (B) a number of dollars and cents, rounded to the nearest penny, computed by escalating $93.00 by a percentage comprising the difference between (I) the number of percentage points representing the difference between the percentage by which the average Daily Sales Price over the Pricing Period exceeds $90.25 and the percentage by which the average of the KBW Index over the Pricing Period exceeds 344.75 and (II) 15 percentage points.

         "Daily Sales Price" means for any trading day, the last reported sale price or, if no such reported sale takes place, the mean (unrounded) of the closing bid and asked prices of Zions Common Stock in the over-the-counter market as such

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


prices are reported by the automated quotation system of the National Association of Securities Dealers, Inc. or, in the absence thereof, by such other source upon which Zions and Aspen shall mutually agree.

         "Effective Date" means the date which is the latest of (a) the date following the day upon which the Aspen shareholders approve, ratify, and confirm the transactions contemplated by the Plan of Reorganization; (b) the first to occur of (i) the date thirty days following the date on which the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of San Francisco acting pursuant to delegated authority (collectively, the "Board of Governors") authorizes consummation of the merger of Aspen into Zions; or (ii) if, pursuant to section 321(a) of the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Riegle Act"), the Board of Governors shall have prescribed a shorter period of time with the concurrence of the Attorney General of the United States, the date on which such shorter period of time shall elapse; (c) if such an order shall be required by law, the date ten days following the date of the order of the Commissioner of Financial Institutions of the State of Utah (the "Commissioner") approving the transactions contemplated by the Plan of Reorganization; (d) the date ten days following the date upon which the Colorado Division of Banking (the "Division") approves the Reorganization; (e) the date upon which any other material order, approval, or consent of a federal or state regulator of financial institutions or financial institution holding companies authorizing consummation of the transactions contemplated by the Plan of Reorganization is obtained or any waiting period mandated by such order, approval, or consent has run; (f) ten days after any stay of the approvals of the Board of Governors, the Commissioner, or the Division of the transactions contemplated by the Plan of Reorganization, or any injunction against closing of such transactions is lifted, discharged, or dismissed; or (i) such other date as shall be mutually agreed upon by Zions and Aspen.

         "KBW Index" means the KBW 50 Index of Keefe, Bruyette & Woods, Inc. On November 19, 1996, the KBW Index was 344.75. On April 10, 1997, the KBW Index was 360.69 and had increased by 4.62 percent since November 19, 1996. During that period the price of Zions Common stock increased by 27.84 percent. See "Certain Definitions -- Company Election" and "Certain Definitions -- Zions Election."

         "Option Equivalent Number" means the number reached by summing the following values as calculated for each option to purchase one share of Aspen Common Stock which is outstanding and unexercised at the Effective Date: (A) the difference between the Company Closing Price and the exercise price of that option (or, if a greater number, zero) divided by (B) the Company Closing Price.

         "Pricing Period" means the twenty consecutive trading days ending on and including the fifth trading day preceding the Effective Date.

         "Purchase Price" means the sum of (i) $73,000,000; and (ii) the consolidated net undistributed income of Aspen during the period beginning on July 1, 1996 and ending on the close of business on the last day of the calendar month preceding the Effective Date, calculated in accordance with generally accepted accounting principles in a manner consistent with Aspen Financial Statements (the amount calculated under this subclause (ii) may be a negative number; the effect of summing such a negative number would be a reduction in the Purchase Price as otherwise would be calculated); (iii) if the Effective Date does not occur on the first day of a calendar month, an amount calculated by

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


computing the daily average of the net undistributed income of Aspen for the period and in the manner prescribed in subclause (ii) and multiplying the result of such computation by the number of days elapsing during the period beginning on the first day of the month in which the Effective Date occurs and ending on the day immediately preceding the Effective Date; and (iv) the aggregate contributions to capital of Aspen resulting from the exercise of stock options after June 30, 1996.

         "Zions Election" means the election of Zions in its sole discretion, made following a decision by Aspen to deliver to Zions a notice of intent to terminate the Plan of Reorganization where the average price of Zions Common Stock during the Pricing Period was less than $83.00 and the decrease in the price of Zions Common Stock between November 19, 1996 and the Pricing Period (using the average over such Pricing Period) exceeded the decrease in the KBW Index by more than fifteen percentage points, that the Plan of Reorganization shall not be terminated but that the Average Closing Price shall be the greater of (A) the average (rounded to the nearest penny) of each Daily Sales Price over the Pricing Period, or (B) a number of dollars and cents, rounded to the nearest penny, computed by deflating $83.00 by a percentage comprising the difference between (I) the number of percentage points representing the difference between the percentage by which the average Daily Sales Price over the Pricing Period is less than $90.25 and the percentage by which the average of the KBW Index over the Pricing Period is less than 344.75 and (II) 15 percentage points.

Reasons for the Reorganization

         Management and the directors of Aspen believe that it is in the best interest of Aspen and its shareholders for Aspen to merge with a larger financial institution in a tax-free reorganization. Management and the directors of Aspen believe that the proposed merger with Zions in a stock-for-stock exchange provides Aspen's shareholders with the greatest available monetary value based upon Zions' offer as compared to other offers received as well as increased liquidity for their investment, prospects for greater yield of their investment through increased dividends and prospects for growth in their investment due to the prospects for Zions generally. In addition, management and the directors of Aspen believe the combined institution will be more competitive in Aspen's market area due to Zions' greater resources. Management and the directors of Aspen have received an opinion of The Wallach Company ("Wallach") of Denver, Colorado, that the Reorganization is fair to Aspen's shareholders from a financial point of view. See "Plan of Reorganization--Background of and Reasons for the Reorganization" for a description of the factors considered by Aspen's board of directors in determining to recommend the Reorganization to shareholders for their approval. Aspen's board of directors believes that the merger with Zions will realize substantial value for Aspen's shareholders and provides them the option of realizing a significant return on their original investment and continuing to participate in the development of banking in Colorado and New Mexico by holding the Zions Common Stock they will receive in the Reorganization.

           For Zions, the Reorganization will provide the opportunity to extend its franchise to the western Colorado and northwestern New Mexico markets, within which Zions currently has no presence, by broadening its geographical base to the western Colorado and northwestern New Mexico markets and thereby diversifying its banking operations, and by expanding the banking services it is able to provide. The combination of the different skills, resources and services offered by Aspen and Zions, together with the additional skills and resources available in the broader Zions organization, will make the resulting banking group better able to effectively compete in its markets with other full-service financial institutions. See "Plan of Reorganization--Background of and Reasons for the Reorganization--Zions."

Board of Directors Recommendation

         The Board of Directors of Aspen unanimously believes that the Reorganization is in the best interests of the shareholders, employees, and customers of Aspen and recommends that the shareholders of Aspen vote "FOR" approval of the Plan of Reorganization. Aspen has retained Wallach, an independent financial advisor, to render an opinion regarding the fairness to the Aspen shareholders of the consideration provided in the Plan of Reorganization. Wallach has opined that the merger consideration to be paid to the shareholders of Aspen by Zions is fair to the shareholders of Aspen from a financial point of view.

         SHAREHOLDERS OF ASPEN ARE REQUESTED TO COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that, following the Reorganization, Mr. Charles B. Israel, currently president and chief executive officer of Aspen and Pitkin, a bank organized under the laws of Colorado and a wholly-owned subsidiary of Aspen, will remain as chief executive officer and member of the board of directors of Pitkin. Mr. Israel will enter into the two-year employment agreement with Zions effective as of the Effective Date. See "Plan of Reorganization--Interests of Certain Persons in the Transaction."

Tax Consequences

         Aspen will receive an opinion from Rothgerber, Appel, Powers & Johnson LLP, legal counsel to Aspen (the "Rothgerber Opinion") that, based upon the facts and representations set forth or referred to in such opinion, the merger of Aspen with and into Zions (the "Merger") will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. As a result, the Aspen shareholders will recognize no gain or loss upon the exchange of their shares of Aspen Common Stock for Zions Common Stock in the Merger, except with respect to cash received in lieu of fractional shares. For further discussion, see "Federal Income Tax Consequences of the Reorganization." A copy of the Rothgerber Opinion is attached to this Proxy Statement/Prospectus in Appendix B.

No Dissenters' Rights

         Under Colorado law, no shareholders of Aspen will be entitled to dissenters' rights. The Colorado Business Corporation Act (Colorado Revised Statutes, Title 7, Section 7-113-101 et seq.) does not permit a shareholder to dissent to a merger in the case of a merger, consummation of which requires the approval of shareholders under Colorado law, with respect to shares which were listed on the NASDAQ-NMS at the time of the record date for such shareholder approval and where the shareholder is to receive shares of the corporation surviving the merger in exchange for his shares (and cash in lieu of fractional shares). See "Comparison of Zions Common Stock and Aspen Common Stock--Dissenters' Rights."

Conditions; Regulatory Approval

         Consummation of the Reorganization is subject to satisfaction of a number of conditions, including (i) obtaining requisite approval from Aspen shareholders, (ii) obtaining regulatory approvals from the Board of Governors of the Federal Reserve System, the Commissioner of Financial Institutions of Utah, and the Colorado Division of Banking, (iii) the receipt of an opinion of counsel with respect to certain tax aspects of the Reorganization, (iv) the absence of any material adverse change with respect to Aspen, and (v) the satisfaction of other customary closing conditions. See "Plan of Reorganization--Conditions to the Reorganization." All regulatory approvals have been obtained.

Amendment; Termination

         Notwithstanding prior shareholder approval, the Plan of Reorganization may be amended at any time prior to the Effective Date of the Reorganization in any respect that would not prejudice the economic interests of the Aspen shareholders.

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders, as follows: (i) by mutual consent of Zions and Aspen; (ii) unilaterally, by either party if any of the representations and warranties of the other party was materially incorrect when made; (iii) by either party in the event of a material breach or material failure by the other party to the Plan of Reorganization of any covenant or agreement contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice has been given; (iv) by the board of directors of Zions, upon written notice given to Aspen if (a) the average (rounded to the nearest penny) of each Daily Sales Price over the Pricing Period is more than $93.00, and (b) the percentage increase in the Daily Sales Price between November 19, 1996 and the Pricing Period (using the average over such Pricing Period) is more than fifteen percentage points more than the percentage increase in the KBW Index between November 19, 1996 and the Pricing Period (using the average over such Pricing Period), and (c) Zions shall have provided to Aspen before the close of business on the fourth trading day preceding the Effective Date a written notice styled "Notice of Intent To Terminate Based Upon Index Differential," and (d) Aspen shall not thereafter have provided written notice to Zions, before the close of business on the third trading day preceding the Effective Date, that Aspen desires to exercise the Company Election; (v) by the board of directors of Aspen, upon written notice given to Zions, if (a) the average (rounded to the nearest penny) of each Daily Sales Price over the Pricing Period is less than $83.00, and (b) the percentage decrease in the Daily Sales Price between November 19, 1996 and the Pricing Period (using the average over such Pricing Period) is more than fifteen percentage points more than the percentage decrease in the KBW Index between November 19, 1996 and the Pricing Period (using the average over such Pricing Period), and (c) Aspen shall have provided to Zions before the close of business on the fourth trading day preceding the Effective Date a written notice styled "Notice of Intent To Terminate Based Upon Index Differential," and (d) Zions shall not thereafter have provided written notice to Aspen, before the close of business on the third trading day preceding the Effective Date, that Zions desires to exercise the Zions Election; (vi) by either party if the

Reorganization has become inadvisable or impracticable by reason of federal or state litigation to restrain or invalidate the Reorganization; or (vii) by either party on or after September 30, 1997, if the Effective Date has not occurred on or before that date.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of Aspen, the Reorganization will become effective in the second quarter of 1997. However, there can be no assurance that all conditions necessary to the consummation of the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective at the anticipated time. See "Plan of Reorganization--Effective Date of the Reorganization."

Accounting Treatment

         It is intended that the Reorganization will be accounted for as a purchase under generally accepted accounting principles ("GAAP"). See "Plan of Reorganization--Accounting Treatment."

Comparison of Shareholders' Rights

         See "Comparison of Zions Common Stock and Aspen Common Stock" for a summary of the material differences between the rights of holders of shares of Aspen Common Stock and holders of shares of Zions Common Stock.

"Anti-Takeover" Provisions

         The Articles of Incorporation and Bylaws of Zions contain provisions which may be considered to be anti-takeover in nature, including staggered terms of office for directors, absence of cumulative voting and special shareholder vote requirements for certain types of extraordinary corporate transactions. Additionally, Zions has adopted a shareholders' rights plan which will have the effect of encouraging entities interested in acquiring Zions to negotiate any such transactions with Zions' management and of deterring or discouraging unfriendly takeovers by making any such takeover substantially more expensive to the entity sponsoring the unfriendly takeover. See "Comparison of Zions Common Stock and Aspen Common Stock."

Exchange of Certificates

         Instructions on how to effect the exchange of Aspen Common Stock certificates for Zions Common Stock certificates will be sent, as promptly as practicable after the Reorganization becomes effective, to each shareholder of record of Aspen. Shareholders should not send in stock certificates until they receive written instructions to do so.

Trading Markets; Pre-Announcement Prices

         The outstanding shares of Zions Common Stock currently are traded on the National Market System of NASDAQ ("NASDAQ-NMS") under the symbol "ZION." The shares of Zions Common Stock to be issued in the Reorganization will be listed on NASDAQ-NMS, subject to official notice of issuance. The closing sale price for Zions Common Stock on the NASDAQ-NMS on November 18, 1996, the last trading day prior to the first public announcement of the Reorganization, was $89.00.

         On April 10, 1997, the closing price of Zions Common Stock was $115 3/8 per share and Aspen had issued and outstanding 3,720,780 shares of its Common Stock. The Daily Sales Price (as defined herein) has been in excess of the $93.00 ceiling to the Average Closing Price established in the Plan of Reorganization since November 20, 1996. The Plan of Reorganization provides a mechanism under such circumstances whereby the parties might act sequentially to cause the Average Closing Price to be in excess of $93.00, despite the $93.00 ceiling, which would reduce the number of shares of Zions Common Stock to be issued to holders of Aspen Common Stock. In accordance with the Plan of Reorganization, the Average Closing Price can be higher than $93.00, and as a result the fraction of a share of Zions Common Stock to be received for each share of Aspen Common Stock will be smaller, in the event that Zions is entitled to and determines to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Aspen exercises the Company Election (or, in the reverse situation, lower than the $83.00 floor if Aspen is entitled to and determines to provide notice to Zions of the intention of Aspen to terminate the Plan of Reorganization by reason of the price decline of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Zions exercises the Zions Election). See "Summary -- Certain Definitions -- Company Election" and "-- Zions Election" and "Plan of Reorganization -- Authorized Termination and Damages for Breach."

         On April 10, 1997, the appreciation in the price of Zions Common Stock since November 19, 1996 has exceeded that of the KBW 50 Index (as defined herein) by more than 15 percentage points. If during the Pricing Period (as defined herein) the average of the Daily Sales Prices of Zions Common Stock is higher than $93.00 and the appreciation in the price of Zions Common Stock since November 19, 1996 exceeds that of the KBW 50 Index by more than 15 percentage points, these factors would enable Zions to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization and, hence, enable Aspen to exercise the Company Election. Assuming that Zions was entitled to and determined to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of these price appreciation factors having met the criteria set forth in the Plan of Reorganization, and thereafter Aspen exercised the Company Election, if the Reorganization had been consummated as of April 10, 1997, the Average Closing Price after exercise of the Company Election would have been $100.64. The parties have assumed for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS on April 10, 1997. Assuming that the Purchase Price equalled $73,968,000 on April 10, 1997, shareholders of Aspen under such circumstances would have received .190232 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $21.95 per share.

         Since there can be no assurance that Zions will provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization, even if it is entitled to do so, and that Aspen upon receipt of any such notice will exercise the Company Election, in each case if permitted by the Plan of Reorganization, it is possible under such circumstances that the Average Closing Price could be $93.00. Assuming under such circumstances that the Purchase Price equalled $73,968,000 on April 10, 1997, the Reorganization had been consummated as of that date, and the Average Closing Price of Zions Common Stock had been $93.00, shareholders of

Aspen would have received .205859 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $23.75 per share.

         The outstanding shares of Aspen Common Stock currently are traded on NASDAQ-NMS under the symbol "ASBK." The closing sale price for Aspen Common Stock on the NASDAQ-NMS on November 18, 1996, the last trading day prior to the first public announcement of the Reorganization, was $18.75. On April 11, 1997, the last trading date prior to the printing of this Proxy Statement/Prospectus, the closing sale price for Aspen Common Stock was $21.00. See "Stock Prices and Dividends on Aspen Common Stock," below.

Selected Financial Information

         The following table sets forth certain historical financial information for Zions and Aspen. With respect to pro forma combined financial information for Zions giving effect to the Reorganization using the purchase method of accounting, see "Information Concerning the Pro Forma Combined Financial Data." This information is based on the respective historical financial statements of Zions and Aspen incorporated herein by reference and should be read in conjunction with such statements and information and the related notes.


                                                                Year Ended December 31,
                                         ------------------------------------------------------------------
                                             1996          1995         1994           1993         1992
                                             ----          ----         ----           ----         ----
                                                      (In Thousands, Except Per Share Amounts)
Zions
Earnings
  Net interest income...........         $  260,473    $  227,094   $  198,606    $  174,657   $  157,282
  Provision for loan losses.....              3,540         2,800        2,181         2,993       10,929
  Net income....................            101,350        81,328       63,827        58,205       47,209
Per Share
  Net income ...................         $     6.84    $     5.53   $     4.37    $     4.08   $     3.42
  Cash Dividends................               1.70          1.41         1.16           .98          .75
Statement of Condition at Period
  End
  Assets........................         $6,484,964    $5,620,646   $4,934,095    $4,801,054   $4,107,924
  Deposits......................          4,552,017     4,097,114    3,705,976     3,432,289    3,075,110
  Long-term debt................            251,620        56,229       58,182        59,587       99,223
  Shareholders' equity..........            507,452       428,506      365,770       312,592      260,070

Aspen
Earnings
  Net interest income...........         $   17,330    $   15,594   $   14,027    $    8,280   $    5,182
  Provision for loan losses.....                145            36           56           835          503
  Net income....................              4,086         4,683        4,048         2,565        1,747

Per Share
  Net income (fully diluted)....         $     1.07    $     1.25   $     1.08    $      .80   $      .59
  Cash Dividends................                .20           .20          .16           .16          .13
Statement of Condition at Period
  End
  Assets........................         $  450,606    $  349,123   $  349,563    $  324,539   $  142,262
  Deposits......................            398,874       300,017      283,557       284,022      121,331
  Long-term debt................             15,975        16,285       17,636         8,400        5,400
  Shareholders' equity..........             31,101        27,298       22,335        21,358       12,782


Comparative Per Share Data

         The following table sets forth for the periods indicated historical earnings, book values and dividends per share for Zions and Aspen Common Stock. The following data are based on the respective historical financial statements of Zions and Aspen incorporated herein by reference and should be read in conjunction with such financial statements and such information and the related notes to each.

                                                                       Year Ended December 31,
                                                   -----------------------------------------------------------
                                                   1996        1995          1994           1993          1992
                                                   ----        ----          ----           ----          ----
Net Income Per Common Share
     Zions........................                 $ 6.84      $ 5.53        $ 4.37         $ 4.08        $ 3.42
     Aspen (fully diluted)........                   1.07        1.25          1.08            .80           .59
Book Value Per Common Share
     Zions........................                 $34.45       $29.44       $25.12         $22.01        $18.95
     Aspen........................                   8.36         7.00         5.36           5.01          4.30
Cash Dividends Declared Per Common
Share
     Zions (1)....................                 $ 1.70       $ 1.41       $ 1.16          $ .98        $  .75
     Aspen........................                    .20          .20          .16            .16           .13


(1) While Zions is not obligated to pay cash dividends, the Board of Directors presently intends to continue its policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Unaudited Pro Forma Combined Financial Information

     The following unaudited pro forma combined financial information reflects the application of the purchase method of accounting. The following tables, which show comparative historical per Common Share data for Zions and Aspen (separately and pro forma combined) and equivalent pro forma per share data for Aspen, should be read in conjunction with the financial information as incorporated herein by reference to other documents. Two pro-forma equivalent tables are presented: one to reflect the situation where Zions is entitled and determines to provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria and thereafter Aspen exercises the Company Election; the second to reflect the situation where either Zions has chosen not to provide notice of its intention to terminate the Plan of Reorganization or Zions does not have the right to such notice, in each of which cases the Average Closing Price would be deemed to be $93.00. The pro forma data in the table, presented as of and for the year ended December 31, 1996, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the period or as of the date for which the information in the table is presented:


                                         Historical                                 Pro Forma
                                    -------------------           -----------------------------------------------
                                                                    Zions
                                                                  and Aspen         Aspen            Aspen
                                                                  Pro-Forma         Equivalent       Equivalent
Per Common Share                    Zions          Aspen          Combined(4)       Pro-Forma(5)     Pro-Forma(6)
----------------                    -----          -----          -----------       ------------     ------------
NET INCOME (1)
 For the year ended
 December 31, 1996                 $ 6.84         $ 1.07            $ 6.61             $1.26           $1.35

CASH DIVIDENDS(2)
 For the year ended
 December 31, 1996                 $ 1.70         $  .20            $ 1.70             $ .32           $ .35

BOOK VALUE:(3)
 As of December 31, 1996           $34.45         $ 8.36            $38.24             $7.27           $7.93


----------------------
(1) Net Income per share is based on weighted average common and common equivalent shares outstanding.
(2)      Pro forma cash dividends represent historical cash dividends of Zions.
(3) Book value per common share is based on total period-end of Zions shareholders' equity.
(4) Pro-forma combined net income per share represents historical net income of Zions and Aspen adjusted for amortization of goodwill resulting from purchase accounting computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the purchase. Pro-forma combined book value per share represents historical total shareholders' equity of Zions adjusted by the purchase price less expenses related to amortization of goodwill resulting from purchase accounting computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the purchase.
(5) Assumes that Zions is entitled and has determined to provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria and thereafter Aspen has exercised the Company Election. Pro-forma equivalent amounts are computed by multiplying the pro-forma combined amounts by the estimated exchange ratio as of April 10, 1997 and assume a Purchase Price of $73,968,000, an Average Closing Price of $100.64 as of April 10, 1997, and a resulting exchange ratio of .190232 share of Zions Common Stock for each share of Aspen Common Stock.
(6) Assumes that either Zions has chosen not to provide notice of its intention to terminate the Plan of Reorganization or Zions does not have the right to provide such notice. Pro-forma equivalent amounts are computed by multiplying the pro-forma combined amounts by the estimated exchange ratio as of April 10, 1997 and assume a Purchase Price of $73,968,000, an Average Closing Price of $93.00 as of April 10, 1997, and a resulting exchange ratio of .205859 share of Zions Common Stock for each share of Aspen Common Stock.

Pro Forma Equivalent Stock Price Information

         The following table sets forth (i) the closing price per share of Zions Common Stock and the closing price per share of Aspen Common Stock on each of
(a) November 18, 1996, the last full trading day before the public announcement of the signing of the Plan of Reorganization, and (b) April 10, 1997, the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Prospectus, and (ii) the pro-forma equivalent price per share of Aspen Common Stock determined as if the Effective Date were five business days after such date. The pro-forma equivalent price per share of Aspen Common Stock at each specified date represents the closing price of a share of Zions Common Stock at such date multiplied by a fraction equal to the per share stock distribution that would have existed if the Effective Date had been five business days after such date.

                          Zions            Aspen       Pro-Forma Equivalent
                      Common Stock     Common Stock     Price Per Share of
                      Closing Price    Closing Price    Aspen Common Stock
                      -------------    -------------    ------------------

November 18, 1996          $ 89.00         $18.75          $18.86

April 10, 1997             $115.38         $21.00          $21.95 (1)

(1) Assumes that Zions is entitled and has determined to provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria and thereafter Aspen has exercised the Company Election. If either Zions has chosen not to provide notice of its intention to terminate the Plan of Reorganization or Zions does not have the right to provide such notice, the pro-forma equivalent price per share of Aspen Common Stock would have been $23.75.

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share stock distribution may change before the Reorganization. See "Plan of Reorganization." Aspen shareholders are encouraged to obtain current market quotations for Zions Common Stock and Aspen Common Stock and to consider the interplay between the quotations and the definitions of "Average Closing Price," "Company Election," and "Zions Election." See "Certain Definitions" above. No assurance can be given as to the market price of Zions Common Stock or Aspen Common Stock at, or in the case of Zions Common Stock after, the Effective Date.

                             ASPEN BANCSHARES, INC.
                                 Proxy Statement
                                       for
                         Special Meeting of Shareholders
                            of Aspen Bancshares, Inc.
                                  to be held on
                                  May 16, 1997

                                       and

                              ZIONS BANCORPORATION
                                   Prospectus
                             Up to 800,000 Shares of
                                  Common Stock


                                  INTRODUCTION

         This Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of Aspen Bancshares, Inc. ("Aspen") of proxies to be voted at the Special Meeting of Shareholders of Aspen to be held on May 16, 1997 and at any postponements or adjournments thereof. The
Special Meeting will be held at 9:00 a.m., local time, at Pitkin County Bank and Trust Co., 534 East Hyman Avenue, Aspen, Colorado. The approximate date on which this Proxy Statement/Prospectus will first be mailed to the shareholders of Aspen is April 18, 1997.

Record Date; Voting Rights

         The Board of Directors of Aspen has fixed the close of business on April 16, 1997 as the record date for determining the shareholders of Aspen entitled to notice of and to vote at the Special Meeting or any postponements or adjournments thereof. At that date, 3,720,780 shares of Common Stock, $.01 par value, of Aspen ("Aspen Common Stock") were outstanding, held by approximately 238 shareholders of record. Each such share of Aspen Common Stock entitles its holder of record at the close of business on the record date to one vote on each matter properly submitted to the shareholders for action at the Special Meeting. Aspen has no other outstanding class of capital stock. Zions owns 50,000 shares of Aspen Common Stock. See "Plan of Reorganization -- Required Vote; Management Recommendation" below.

Purpose of the Special Meeting

         At the Special Meeting, the shareholders of Aspen will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Reorganization dated as of November 19, 1996, as amended on March 11, 1997, between Aspen and Zions Bancorporation ("Zions") and a related Agreement of Merger between Aspen and Zions (these agreements are hereinafter referred to collectively as the "Plan of Reorganization"). As more fully described below under "Plan of Reorganization," the Plan of Reorganization provides for the merger of Aspen into Zions with Zions being the surviving corporation. Upon the Effective Date (as defined in "Summary" above), each holder of Aspen Common Stock will be entitled to receive, in exchange for each share of Aspen Common Stock held by him, that number of shares of Zions Common Stock calculated by dividing the Purchase Price (as defined in "Summary" above) of $73,000,000 plus certain accretions by the Average Closing Price (as defined in "Summary" above) of Zions Common Stock, and by further dividing the number so reached by the sum of the total number of outstanding shares of Aspen Common Stock and the Option Equivalent Number (as defined in "Summary" above).

         On April 10, 1997, the closing price of Zions Common Stock was $115 3/8 per share and Aspen had issued and outstanding 3,720,780 shares of its Common Stock. The Daily Sales Price (as defined herein) has been in excess of the $93.00 ceiling to the Average Closing Price established in the Plan of Reorganization since November 20, 1996. The Plan of Reorganization provides a mechanism under such circumstances whereby the parties might act sequentially to cause the Average Closing Price to be in excess of $93.00, despite the $93.00 ceiling, which would reduce the number of shares of Zions Common Stock to be issued to holders of Aspen Common Stock. In accordance with the Plan of Reorganization, the Average Closing Price can be higher than $93.00, and as a result the fraction of a share of Zions Common Stock to be received for each share of Aspen Common Stock will be smaller, in the event that Zions is entitled to and determines to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Aspen exercises the Company Election (or, in the reverse situation, lower than the $83.00 floor if Aspen is entitled to and determines to provide notice to Zions of the intention of Aspen to terminate the Plan of Reorganization by reason of the price decline of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Zions exercises the Zions Election). See "Summary -- Certain Definitions -- Company Election" and "-- Zions Election" and "Plan of Reorganization -- Authorized Termination and Damages for Breach."

         On April 10, 1997, the appreciation in the price of Zions Common Stock since November 19, 1996 has exceeded that of the KBW 50 Index (as defined herein) by more than 15 percentage points. If during the Pricing Period (as defined herein) the average of the Daily Sales Prices of Zions Common Stock is higher than $93.00 and the appreciation in the price of Zions Common Stock since November 19, 1996 exceeds that of the KBW 50 Index by more than 15 percentage points, these factors would enable Zions to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization and, hence, enable Aspen to exercise the Company Election. Assuming that Zions was entitled to and determined to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of these price appreciation factors having met the criteria set forth in the Plan of Reorganization, and thereafter Aspen exercised the Company Election, if the Reorganization had been consummated as of April 10, 1997, the Average Closing Price after exercise of the Company Election would have been $100.64. The parties have assumed for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS on April 10, 1997. Assuming that the Purchase Price equalled $73,968,000 on April 10, 1997, shareholders of Aspen under such circumstances would have received .190232 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $21.95 per share.

         Since there can be no assurance that Zions will provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization, even if it is entitled to do so, and that Aspen upon receipt of any such notice will exercise the Company Election, in each case if permitted by the Plan of Reorganization, it is possible under such circumstances that the Average Closing Price could be $93.00.

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Assuming under such circumstances that the Purchase Price equalled $73,968,000 on April 10, 1997, the Reorganization had been consummated as of that date, and the Average Closing Price of Zions Common Stock had been $93.00, shareholders of Aspen would have received .205859 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $23.75 per share.

Opinion of Aspen's Financial Advisor

         In order to evaluate the merger consideration offered to Aspen shareholders by Zions, Aspen retained the investment banking firm, Wallach, which is unrelated to Aspen or Zions or any of their respective affiliates, to render an opinion on the fairness of Zions' offer from a financial point of view. Aspen has received an opinion from Wallach that the merger consideration to be paid pursuant to the Plan of Reorganization is fair to the shareholders of Aspen from a financial point of view. Aspen has also utilized the services of Wallach to advise the Aspen board of directors with respect to the Reorganization and to assist Aspen in negotiating the terms of the Plan of Reorganization. The opinion of Wallach is attached as Appendix A to this Proxy Statement/Prospectus and should be read in its entirety for information as to the matters considered and assumptions made in rendering such opinion. See "Plan of Reorganization--Opinion of Aspen's Financial Advisor."

         THE BOARD OF DIRECTORS OF ASPEN UNANIMOUSLY BELIEVES THAT THE REORGANIZATION IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF ASPEN AND RECOMMENDS THAT ASPEN SHAREHOLDERS VOTE TO APPROVE THE PLAN OF REORGANIZATION.

Voting and Revocation of Proxies

         All properly executed proxies not theretofore revoked will be voted at the Special Meeting or any postponements or adjournments thereof in accordance with the instructions thereon. Aspen proxies containing no voting instructions will be voted in favor of approval of the Plan of Reorganization. As to any other matter brought before the Special Meeting and submitted to a shareholder vote, proxies will be voted in accordance with the judgment of the proxyholders named thereon.

         A shareholder who has executed and returned a proxy may revoke it at any time before it is voted by filing with the Secretary of Aspen written notice of such revocation or a later dated proxy or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not, of itself, constitute a revocation of a proxy.

Solicitation of Proxies

         In addition to solicitation by mail, directors, officers and employees of Aspen may solicit proxies from the shareholders of Aspen in person or by telephone or otherwise for no additional compensation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy soliciting materials to beneficial owners of shares held of record by them and will be reimbursed for their reasonable expenses. Aspen will pay all expenses in connection with the printing and solicitation of proxies for the Special Meeting. Zions will pay for all costs attributable to registering the Zions

Common Stock under applicable federal and state law. See "Plan of Reorganization--Expenses."

                             PLAN OF REORGANIZATION

         This section of the Proxy Statement/Prospectus describes certain important aspects of the Plan of Reorganization. The following description does not purport to be complete and is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization has been filed with the SEC as an exhibit to the Registration Statement. The Plan of Reorganization is incorporated into this Proxy Statement/Prospectus by reference to such filing and is available upon request to Dale M. Gibbons, Senior Vice President, Zions Bancorporation. See "Available Information."

The Reorganization

         The Plan of Reorganization provides for the merger of Aspen into Zions with Zions being the surviving corporation. Zions is a bank holding company incorporated in Utah. The principal subsidiaries of Zions are Zions First National Bank with 99 offices located throughout the state of Utah and one foreign office, Nevada State Bank with 25 offices in Nevada, and National Bank of Arizona with 17 offices in Arizona. Aspen's subsidiaries are Pitkin County Bank and Trust Company, a commercial bank with its main office in Pitkin County, and one branch in each of Eagle and San Miguel Counties, Colorado; Centennial Savings Bank, F.S.B., with seven offices/branches in Montezuma, Archuleta, Montrose, and Mesa Counties, Colorado and San Juan County, New Mexico; and Val Cor Bancorporation, a bank holding company whose principal asset is Valley National Bank of Cortez, Colorado, a national banking association with three offices/branches in Montezuma County, Colorado.

         In the Reorganization, the shareholders of Aspen will become shareholders of Zions. The approximately 3,720,780 outstanding shares of Aspen Common Stock will be converted into the right to receive that number of shares of Zions Common Stock calculated by dividing the Purchase Price of $73,000,000 plus certain accretions determined on the Effective Date of the Reorganization by the Average Closing Price of Zions Common Stock and multiplying the number so reached by the ratio of the number of shares of Aspen Common Stock outstanding to the sum of that number of shares and the Option Equivalent Number. See "Conversion of Aspen Shares."

Background of and Reasons for the Reorganization

         Aspen.

         Background. From time to time in the last few years, Charles B. Israel, president and chief executive officer of Aspen, received informal inquiries from certain large regional bank holding companies concerning a possible acquisition of Aspen. No formal offers were received as a result of such inquiries. During this period, several significant shareholders of Aspen expressed the view that Aspen should consider a possible merger or sale.

         In March 1995, after considering the improved financial performance of Aspen, the prospects for Aspen's future growth, the strong bank merger and acquisition market in Colorado and the continuing interest of several shareholders in a possible sale or merger, the Aspen Board requested a presentation by Wallach regarding the bank acquisition market in Colorado, the valuation of Aspen and a review of its strategic options regarding a possible sale or merger. In October 1995, the Aspen Board approved the engagement of Wallach to act as representative for Aspen to explore the market and contact potential acquirers to determine the feasibility and economics of a merger of Aspen with a major bank holding company in the form of a tax-free exchange of stock. In April 1996, Aspen's management, with assistance from Wallach, identified the 15 companies believed to be most likely to acquire Aspen in a tax-free exchange of stock at a price acceptable to Aspen.

         In June 1996, Wallach contacted the 15 potential acquirers to determine their interest in Aspen and, based on discussions with Wallach, seven parties elected to receive detailed written information about Aspen, four of these parties elected to meet with management and three elected to submit written indications of interest. An analysis of their proposals was presented by Wallach to the Aspen Board on August 16, 1996.

         After a comprehensive discussion, the Aspen Board selected two of the potential acquirers to allow them to conduct detailed due diligence of Aspen in order to finalize their merger proposals. Upon completion of the due diligence by the potential acquirers, both potential acquirers elected to submit final written offers for Aspen. An analysis of their final proposals was presented by Wallach to the Aspen Board on October 4, 1996.

         After a comprehensive discussion, the Aspen Board authorized Aspen's management and Wallach to negotiate a definitive purchase agreement with Zions. On November 19, 1996, after Zions performed additional due diligence on Aspen, the definitive Agreement and Plan of Reorganization was executed by Zions and Aspen providing for the proposed acquisition of Aspen by Zions in a stock-for-stock, tax-free merger.

          Aspen Board's Reasons for the Reorganization. The Aspen Board believes that the Reorganization is fair to, and in the best interests of, Aspen and its shareholders. Accordingly, the Board unanimously approved the Plan of Reorganization and recommends that Aspen shareholders vote FOR the approval and adoption of the Plan of Reorganization.

         In reaching its determination that the Reorganization is fair to, and in the best interests of, Aspen and its shareholders, the Board considered a number of factors including, without limitation, the following:

         - the current condition and growth prospects of Aspen and its subsidiary banks, their historical results of operations and their prospective results of operation were Aspen to remain independent;

         - the economic, business and competitive climate for banking and financial institutions in Colorado, with special consideration given to recent transactions that have increased the competitive environment in the financial services and banking industry, including the adoption by Congress of interstate branch banking;

         - the monetary value of the stock offered to Aspen shareholders by Zions (i) in absolute terms, (ii) as compared to the value of other stock-for-stock offers received by Aspen by qualified and informed potential acquirers, whose offers were each less than Zions' offer, and (iii) as compared to recent mergers and acquisitions involving other banking and financial institutions in Colorado;

         - the potential market value, liquidity and dividend yield of Aspen Common Stock if Aspen were to remain independent;

         - the historically greater liquidity and dividend yield represented by the Zions Common Stock to be received in the Reorganization;

         - the greater financial and management resources and customer product offerings of Zions which could increase the competitiveness of the combined institution in Aspen's market area and its ability to serve the depositors, customers and communities currently served by Aspen;

         - the historical results of operations and financial condition of Zions and the future prospects for Zions, including anticipated benefits of the Reorganization;

         - the future growth prospects of Zions following the Reorganization;

         - the fact that the Reorganization will be a tax-free reorganization to Aspen shareholders for federal income tax purposes; and

         - the presentation of Wallach and the fact that Wallach would render an opinion that the consideration to be received in the Reorganization by Aspen's shareholders was fair to such holders from a financial point of view.

         THE ASPEN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE PLAN OF REORGANIZATION.

         Zions. For Zions, the Reorganization will provide the opportunity to continue its recent expansion. In acquiring Aspen, Zions will be initiating its presence in the western Colorado and northwestern New Mexico markets. The expansion will be evidenced by Zions' both broadening its geographical base in these markets and expanding the banking services it is able to provide. Additionally, the Zions' expansion into western Colorado and northwestern New Mexico, areas where heretofore Zions has not had operations and thus new geographical regions of the United States, will allow Zions further to diversify its banking operations.

         The acquisition by Zions of Aspen will bring together the different skills and resources of the two organizations and, together with the additional skills and resources available in the broader Zions organization, will result in the ability to make a wider spectrum of banking services available to consumers, businesses and professionals in Aspen's geographic areas.

Voting Agreements

         In connection with the Plan of Reorganization, all of the shareholder-directors of Aspen, whose common share holdings aggregate approximately 21.25% of the outstanding Aspen Common Stock as of March 31, 1997, have entered into agreements with Zions under which they have agreed, in their capacity as shareholders, to vote their shares in favor of the Plan of Reorganization and to support the Plan of Reorganization and to recommend its adoption by the other shareholders of Aspen. Additionally, three non-director shareholders, whose common share holdings aggregate approximately 25.5% of the outstanding Aspen Common Stock, have agreed to vote their shares in favor of the Plan of Reorganization.

         The voting agreements are applicable to the directors only in their capacities as shareholders and do not legally affect the exercise of their responsibilities as directors of Aspen. The shareholder-directors also agreed in their capacity as directors, until the earlier of consummation of the Reorganization or termination of the Plan of Reorganization, to refrain from soliciting or, subject to their fiduciary duties to shareholders, negotiating or accepting any offer of merger, consolidation, or acquisition of any of the shares or all or substantially all of the assets of Aspen or any of its subsidiaries.

         The form of the voting agreements has been filed with the SEC as an exhibit to the Registration Statement and is incorporated herein by reference. The foregoing summary of the agreements is qualified in its entirety by reference to such filing.

Stock Option Agreement

         As an inducement for Zions' entering into the Plan of Reorganization, Aspen granted Zions an option (herein, the "Option") to purchase up to 19.9% of Aspen's Common Stock (or approximately 16.6% of the Aspen Common Stock that would be outstanding after giving effect to the exercise of the Option). Under the Option, Zions has the right to purchase up to 739,825 shares of Aspen Common Stock at a cash purchase price of $18.875 per share. Zions may exercise the Option only upon the occurrence of a "triggering event" which has been defined to include:

                  (a) The Board of Directors of Aspen shall have (i) authorized the execution of an agreement with any person or group of persons other than Zions or a subsidiary of Zions ("Third Party") pursuant to which such Third Party will acquire, merge or consolidate with, or acquire all or substantially all of the assets of Aspen (or engage in a substantially similar transaction), (ii) supported an offer or proposal by any Third Party to acquire, merge or consolidate with Aspen, or acquire all or substantially all of the assets of Aspen (or to engage in a substantially similar transaction), or (iii) recommended to the shareholders of Aspen that they not approve the Plan of Reorganization; or

                  (b) the termination of the Plan of Reorganization by Zions due to a willful material breach by Aspen; or

                  (c) the receipt by a Third Party of all required approvals of all governmental authorities to acquire beneficial ownership of more than 25 percent of Aspen Common Stock; or

                  (d) upon the public announcement by any Third Party with financial ability of a bona fide proposal or intention to in any manner acquire control of Aspen and, thereafter, if such proposal has not been withdrawn at least twenty days prior to the meeting of shareholders of Aspen called to vote on the Plan or Reorganization, Aspen's shareholders fail to approve the Plan of Reorganization by the vote required by applicable law at the meeting of shareholders called for such purpose.

         The Option and the Option Agreement will terminate upon the earliest of
(a) the date twelve months after the first occurrence of a Trigger Event, as defined, (b) the date upon which consummation of the Reorganization occurs, (c) the mutual agreement of the parties to the Plan of Reorganization, (d) the date ninety days after the date that written certification of the vote of Aspen's shareholders is delivered to Zions indicating that Aspen's shareholders have not approved the Reorganization following the public announcement by any person or group of persons other than Zions or a subsidiary of Zions with financial ability of a bona fide proposal or intention to acquire in any manner control of Aspen, and thereafter if such proposal has not been withdrawn at least twenty days prior to such meeting of shareholders called to vote upon the Plan of Reorganization, (e) the date of termination of the Plan of Reorganization by Aspen if any of the representations and warranties of Zions in the Plan of Reorganization was materially incorrect when made or in the event of a material breach or material failure by Zions of any covenant or agreement of Zions contained in the Plan of Reorganization which has not been, or cannot be, cured within thirty days after written notice of such breach or failure is given to Zions, and (f) termination of the Plan of Reorganization by mutual consent of the parties. If, after the occurrence of a Trigger Event, the Option cannot be exercised by reason of any Suit (as defined in Section 6(c) of the Option Agreement) commenced prior to the expiration of the Option as provided above, the termination of the Option Agreement will be extended until the earlier of
(a) the date five business days after such impediment to exercise shall have been removed, (b) termination of the Option and the Option Agreement by Aspen if Aspen, at any time after the commencement of such a Suit, determines in its sole judgment that failure to terminate the Option would be adverse to the interests of Aspen or its shareholders and Aspen gives notice of such termination to Zions and Aspen makes a cash payment to Zions in the amount of $2,500,000, or (c) termination of the Option and the Option Agreement by Zions if Zions' right to exercise the Option is judicially determined to be unenforceable following the occurrence of a Trigger Event or if Aspen shall materially breach its obligations to cooperate and use all reasonable efforts to defend against a suit, claim, action, or proceeding which questions the validity or legality of the Option Agreement and to cooperate reasonably regarding any other impediment to consummation of the transactions contemplated by the Option Agreement.

         If, at any time after the commencement of such a Suit, Aspen in its sole judgment determines that its failure to terminate the Option as described in the preceding paragraph would be adverse to the interests of Aspen or its shareholders, Aspen may terminate the Option Agreement and the Option by giving notice of such termination to Zions and making a cash payment to Zions in the amount of $2,500,000 payable by delivery of a bank check to the order of Zions.

         The purpose of the Option Agreement is to facilitate consummation of the Reorganization. A copy of the Option Agreement is attached as Exhibit III to the Plan of Reorganization and as Exhibit 12 to Zions' SEC Schedule 13D dated November 19, 1996. See "Available Information" above.

Non-Investment Agreements

         The Plan of Reorganization requires that Charles B. Israel, president and chief executive officer of Aspen, and each director and advisory director of Aspen or an Aspen subsidiary who owns in excess of 2% of the outstanding Aspen Common Stock at the Effective Date enter into a non-investment agreement with Zions (herein, the "Non-Investment Agreement"). The Non-Investment Agreement provides that such person will not own any of the outstanding shares of the capital stock of any corporation that meets both of the following criteria:

                  (a) it or an affiliated corporation solicits, accepts, or holds deposits, which for purposes of the Non-Investment Agreement means money or its equivalent received or held by a person in the usual course of business and for which it has given or is obligated to give credit, either conditionally or unconditionally, to a demand, checking, savings, time, passbook, negotiable order of withdrawal, thrift or share account, or which is evidenced by its passbook, certificate of deposit, thrift certificate, investment certificate, certificate of indebtedness, or other similar instrument, or a check, draft or share draft drawn against a deposit account and certified by a person, on which the person is primarily liable; and

                  (b) either the deposits held on a consolidated basis by it (if it is an Ultimate Parent Entity, as defined below) or by its Ultimate Parent Entity in offices situated in the Market Area (as defined below) exceed 10 percent of such entity's total consolidated deposits, or the loan and lease revenue derived on a consolidated basis by it (if it is an Ultimate Parent Entity) or by its Ultimate Parent Entity from offices situated in the Market Area exceeds 10 percent of such entity's total consolidation loan and lease revenue.

         For purposes of the Non-Investment Agreement, "Market Area" means the Colorado Counties of Archuleta, Delta, Dolores, Eagle, Garfield, Gunnison, Hinsdale, La Plata, Mesa, Mineral, Montezuma, Montrose, Ouray, Pitkin, San Juan, and San Miguel, and the New Mexico County of San Juan, and "Ultimate Parent Entity" means a corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), or as a savings and loan holding company under section 10 of the Home Owners' Loan Act of 1933, as amended (the "S&LHC Act"), and none of whose affiliates would be required to be registered as a bank holding company under the BHC Act or as a savings and loan holding company under the S&LHC Act by virtue of its control over it.

         A copy of the Non-Investment Agreement is attached as Exhibit VII to the Plan of Reorganization, which has been filed as an exhibit to Zions' SEC
Schedule 13D dated November 19, 1996. See "Available Information" above.

Required Vote; Management Recommendation

         Approval of the Plan of Reorganization requires the affirmative vote of the holders of a majority of the outstanding shares of Aspen Common Stock at the Special Meeting voting in person or by proxy. Because approval requires the affirmative votes of a majority of all outstanding shares, a failure to vote, an abstention, or a broker's failure to vote shares held in street name will have the same legal effect as a vote against approval of the Plan of Reorganization. In reaching their determination to support the Reorganization and to recommend that Aspen shareholders vote to approve the Reorganization, the Board of Directors of Aspen retained Wallach, an independent financial advisory consultant, to evaluate the Reorganization and its fairness to the Aspen shareholders from a financial point of view. Wallach has opined that the merger consideration to be paid to the shareholders of Aspen by Zions is fair to the shareholders of Aspen from a financial point of view. The Board of Directors believes that the Reorganization is fair to the Aspen shareholders from a financial point of view and furthermore is in the best interests of the Aspen shareholders, its employees, and its customers. THE BOARD OF DIRECTORS OF ASPEN UNANIMOUSLY RECOMMENDS THAT ASPEN SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PLAN OF REORGANIZATION.

         The Board of Directors of Zions has approved the Plan of Reorganization, and under the Utah Business Corporation Act no approval of the Plan of Reorganization by the shareholders of Zions is required. Zions owns 50,000 shares of Aspen Common Stock, or approximately 1.3% of the issued and outstanding shares of Aspen Common Stock. Zions purchased these shares in a series of open market transactions in January 1997. Zions will vote its shares of Aspen Common Stock in favor of the Plan of Reorganization.

Opinion of Aspen's Financial Advisor

         Aspen has received an opinion from Wallach that, as of the date of this Proxy Statement/Prospectus, the consideration to be received from Zions was fair to the Aspen shareholders from a financial point of view. The full text of Wallach's opinion dated as of the date of this Proxy Statement/Prospectus, which sets forth matters considered in connection with such opinion, is attached hereto as Appendix A and should be read in its entirety by Aspen's shareholders. This summary of the opinion is qualified in its entirety by reference to the full text of the opinion.

         The Aspen Board retained Wallach as its financial advisor on the basis of the firm's experience and expertise with the financial services and banking industry and with transactions similar to the Reorganization.

         In connection with delivering its fairness opinion, Wallach, among other things, did the following:

         o      Reviewed the Agreement and Plan of Reorganization;

         o Reviewed certain publicly available financial statements and other financial information for Aspen.

         o Reviewed and evaluated the current condition of, and growth prospects for, Aspen and its subsidiary banks, including financial projections prepared by Aspen's management;

         o Discussed with Aspen's management Aspen's past and current operations and financial conditions and the prospects of Aspen if it were to remain independent;

         o Reviewed the historical stock trading activity of Aspen's Common Stock and considered the prospects for the value, liquidity, dividend yield and appreciation of Aspen's Common Stock if Aspen were to remain independent;

         o Evaluated the economic, business and competitive climate for banking institutions in Colorado, with special consideration given to recent transactions that may have increased the competitive environment of the financial services and banking industry;

         o Reviewed the process leading to the Zions offer, including a review of potential acquirers contacted and their responses relative to a potential acquisition of Aspen;

         o Compared the various initial and final offers received from interested parties and determined that terms of the Agreement represented the highest value in absolute terms;

         o Compared the terms of the Agreement to recent transactions involving other institutions of similar size in Colorado;

         o      Examined the price and trading activity for Zions Common Stock;

         o Evaluated the implications for Aspen's shareholders receiving Zions Common Stock with regard to prospects for the value, liquidity, dividend yield and appreciation; and

         o Reviewed certain publicly available financial information for Zions, visited certain Zions facilities in Salt Lake City, and discussed with Zions management the prospects of Zions.

         Neither Zions nor Aspen imposed any limitations upon the scope of the investigation performed by Wallach in formulating its opinion. In rendering its opinion, Wallach did not independently verify the asset quality and financial condition of Zions or Aspen, but instead relied upon the data provided by or on behalf of Zions and Aspen to be true and accurate in all material respects.

         Wallach relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it for purposes of the fairness opinion. The fairness opinion is necessarily based on information as of the date thereof. The fairness opinion is directed only to the consideration to be received by Aspen shareholders for their shares if the Reorganization is consummated and does not constitute a recommendation to any Aspen shareholder as to how such shareholder should vote at the Special Meeting.

         Following is a brief summary of the material analyses utilized by Wallach in arriving at its fairness opinion. This summary does not purport to be a complete description of the analyses performed by Wallach.

         Implied Zions Offer Price. The closing stock price of Zions was $87.75 on October 2, 1996, the date for which the Board evaluated Zions' and the other potential acquirer's final proposals. The resulting Zions offer price (before transaction expenses) for each share of Aspen Common Stock was $19.67. The implied multiple of trailing 12-month earnings of Aspen for the year ended

June 30, 1996, was 14.9. The implied multiple of book value at June 30, 1996, was 246.5%.

         Based on the average closing price of Zions Common Stock for the twenty trading days ended February 28, 1997, of $125.71, and assuming Zions exercised its right to give notice to terminate and Aspen elects to change the exchange ratios (see Plan of Reorganization--Conversion of Aspen Shares--Exchange Formula), and the Purchase Price were $73,000,000, the resulting Zions exchange ratio at that time would be 0.1748 and the resulting exchange offer price for Aspen would be $21.98. The implied multiple of trailing 12-month earnings for the period ended June 30, 1996, would be 16.6. The implied multiple of book value per share at June 30, 1996, would be 292.0%.

         Comparison With the Other Final Offer. Wallach compared the Zions offer to the other final offer received from a major bank holding company. The other offer involved a stock-for-stock merger, pursuant to which Aspen shareholders would receive stock of the offeror having a value of less than Zions' offer based on the then stock price of the offeror. Wallach's examination of the offer included, but was not limited to, a comparison of pricing, the underlying security and the implications for tax and liquidity. The Zions offer was also higher than a preliminary indication of interest received from another potential buyer for the August 16th Aspen Board meeting.

         Analysis of Selected Bank Mergers. Wallach reviewed publicly available information on the three bank merger and acquisition transactions known by Wallach to have occurred since January 1, 1995, in Colorado, for which Wallach believed the sellers were similar to Aspen in size, market and financial performance. Wallach compared certain percentages and multiples implied by the Zions offer with comparable percentages and multiples for these transactions. The average price offered in the three transactions as a multiple of trailing earnings was 14.91 as compared to 14.90 associated with the Zions offer at the time of the October 4th Aspen Board Meeting and 16.6 based upon the average closing price of Zions Common Stock for the twenty days ended February 28, 1997. The average multiple of book value in these transactions was 236.7% as compared to 246.5% associated with the Zions offer at the time of the October 4th Aspen Board Meeting and 275.4% based upon the average closing price of Zions Common Stock for the twenty days ended February 28, 1997.

         Wallach also noted that all of the assets of the three comparable companies used were those of commercial banks. In contrast, approximately 49% of Aspen's assets were represented by Centennial Savings Bank FSB, a federal savings bank. In recent years, savings and loan and savings bank companies have tended to sell for lower prices than commercial banks.

         Wallach is not aware of any merger or acquisition transactions involving the sale of commercial banks which it believes are comparable to Aspen and for which information is publicly available since October 2, 1996.

         Zions Stock Trading History and Valuation. Wallach examined the history of trading prices for Zions compared to a select group of six other large regional bank holding companies who are active in acquisitions in the Rocky Mountain region. The "Index Group" is comprised of Banc One Corporation, Community First Bankshares, First Bank System, Inc., First Security Corporation, KeyCorp and Norwest Corporation. Wallach also examined the valuation of Zions relative to the Index Group in relation to earnings, book value, dividend yield and other factors. In this analysis, Wallach placed greater emphasis on the more recent period and projected data in evaluating market valuation. The analysis showed, among other things, that for the trailing 12-month period ended June 30, 1996, and projected 1996 and 1997 calendar years, based on stock prices at October 2, 1996, the price to earnings ratio for Zions was 13.8, 12.9 and 11.8 respectively, compared to 13.6, 12.5 and 11.2 for the Index Group, respectively. Based on Zions stock price on October 2, 1996, the price to book value for Zions was 274% compared to 233% for the Index Group and the common dividend yield for Zions was 1.9% compared to 2.9% for the Index Group. Based on Zions stock price on February 28, 1997, the trailing 12-month price to earnings multiple was 18.2, the price to book value was 361% and the common dividend yield was 1.4%. As of October 2, 1996, the consensus of research analysts' projections of five years' earnings growth rate was 12.0% for Zions compared to 10.5% for the Index Group. The return on average equity for the six months ended June 30, 1996, was 22.2% for Zions compared to 18.6% for the Index Group. The ratio of equity to assets for Zions was 7.2% compared to 7.7% for the Index Group.

         Wallach is of the opinion that the Reorganization is fair to Aspen shareholders from a financial point of view.

         Wallach believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by them could create an incomplete view of the process underlying the preparation of its fairness opinion. No company or transaction used in the company comparable transaction analysis is identical to Aspen, Zions or the Reorganization. Accordingly, in its analysis Wallach used complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value or the acquisition value of the companies to which they are being compared.

         For Wallach's services in connection with preparing a plan for obtaining acquisition offers for Aspen, soliciting and negotiating such acquisition offers, rendering its opinion as to the fairness of the Reorganization to Aspen's shareholders from a financial point of view and certain other services in connection therewith, Aspen has agreed to pay Wallach certain fees. Wallach will receive a cash fee upon the effectiveness of the Reorganization equal to 1.25% of the first $55 million and 3.00% of the amount in excess of $55 million received by Aspen's shareholders in the transaction based on the value of the Zions' Common Stock issued to Aspen's shareholders in the Reorganization. From December 1995 to the effective date of the Reorganization Wallach has or will receive a monthly retainer of $7,500, which amounts will be credited against the transaction fee due at the effectiveness of the Reorganization. Wallach has also received reimbursement of its actual out-of-pocket expenses and Aspen has agreed to indemnify Wallach against certain liabilities, including liabilities under federal securities laws.

Conversion of Aspen Shares

         Exchange Formula. According to the valuation formula set forth in the Plan of Reorganization, the total number of shares of Zions Common Stock to be received by each Aspen shareholder will not be determined until the Effective Date of the Reorganization. The number of shares of Zions Common Stock to be received by each Aspen shareholder is based upon the actual average trading price of Zions Common Stock as reported on NASDAQ-NMS during the Pricing Period, subject to an upper limit of $93.00 (unless under the circumstances Aspen is permitted to make and does make the Company Election) and a lower limit of $83.00 (unless under the circumstances Zions is permitted to make and does make the Zions Election) (the "Average Closing Price") and upon the Purchase Price, comprising the sum of (i) $73,000,000, (ii) the amount of consolidated net undistributed income of Aspen during the period beginning on July 1, 1996 and ending on the close of business on the last day of the calendar month preceding the Effective Date, (iii) the product of the daily average of the net undistributed income of Aspen during the period calculated in the manner of item
(ii) above times the number of days in the month of the Effective Date which precede the Effective Date, and (iv) the aggregate contributions to capital resulting from the exercise of stock options of Aspen after June 30, 1996. The amounts calculated items (ii) and (iii) above may be negative numbers; the effect of summing such negative number(s) would be a reduction in the Purchase Price. On the Effective Date of the Reorganization, each outstanding share of Aspen Common Stock as of the Effective Date will be converted into the right to receive that number of shares of Zions Common Stock calculated by dividing the Purchase Price of $73,000,000 plus certain accretions (items (ii), (iii), and
(iv) above in this paragraph) by the Average Closing Price of Zions Common Stock, and by further dividing the number so reached by the sum of the number of shares of Aspen Common Stock outstanding at the Effective Date and the Option Equivalent Number.

         On April 10, 1997, the closing price of Zions Common Stock was $115 3/8 per share and Aspen had issued and outstanding 3,720,780 shares of its Common Stock. The Daily Sales Price (as defined herein) has been in excess of the $93.00 ceiling to the Average Closing Price established in the Plan of Reorganization since November 20, 1996. The Plan of Reorganization provides a mechanism under such circumstances whereby the parties might act sequentially to cause the Average Closing Price to be in excess of $93.00, despite the $93.00 ceiling, which would reduce the number of shares of Zions Common Stock to be issued to holders of Aspen Common Stock. In accordance with the Plan of Reorganization, the Average Closing Price can be higher than $93.00, and as a result the fraction of a share of Zions Common Stock to be received for each share of Aspen Common Stock will be smaller, in the event that Zions is entitled to and determines to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Aspen exercises the Company Election (or, in the reverse situation, lower than the $83.00 floor if Aspen is entitled to and determines to provide notice to Zions of the intention of Aspen to terminate the Plan of Reorganization by reason of the price decline of Zions Common Stock having met certain criteria set forth in the Plan of Reorganization and thereafter Zions exercises the Zions Election). See "Summary -- Certain Definitions -- Company Election" and "-- Zions Election" and "Plan of Reorganization -- Authorized Termination and Damages for Breach."

         On April 10, 1997, the appreciation in the price of Zions Common Stock since November 19, 1996 has exceeded that of the KBW 50 Index (as defined herein) by more than 15 percentage points. If during the Pricing Period (as defined herein) the average of the Daily Sales Prices of Zions Common Stock is higher than $93.00 and the appreciation in the price of Zions Common Stock since November 19, 1996 exceeds that of the KBW 50 Index by more than 15 percentage points, these factors would enable Zions to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization and, hence, enable Aspen to exercise the Company Election. Assuming that Zions was entitled to and determined to provide notice to Aspen of the intention of Zions to terminate the Plan of Reorganization by reason of these price appreciation factors having met the criteria set forth in the Plan of Reorganization, and thereafter Aspen exercised the Company Election, if the Reorganization had been consummated as of April 10, 1997, the Average Closing Price after exercise of the Company Election would have been $100.64. The parties have assumed for the purpose of the calculation that follows that the Average Closing Price was equal to the closing price of Zions on the NASDAQ-NMS on April 10, 1997. Assuming that the Purchase Price equalled $73,968,000 on April 10, 1997, shareholders of Aspen under such circumstances would have received .190232 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $21.95 per share.

         Since there can be no assurance that Zions will provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization, even if it is entitled to do so, and that Aspen upon receipt of any such notice will exercise the Company Election, in each case if permitted by the Plan of Reorganization, it is possible under such circumstances that the Average Closing Price could be $93.00. Assuming under such circumstances that the Purchase Price equalled $73,968,000 on April 10, 1997, the Reorganization had been consummated as of that date, and the Average Closing Price of Zions Common Stock had been $93.00, shareholders of Aspen would have received .205859 shares of Zions Common Stock for each share of Aspen Common Stock or an equivalent consideration to holders of Aspen Common Stock of $23.75 per share.

         Because the market price of the shares of Zions Common Stock is subject to fluctuation, the per share stock distribution may change before the Reorganization. See "Plan of Reorganization." Aspen shareholders are encouraged to obtain current market quotations for Zions Common Stock and Aspen Common Stock and to consider the interplay between the quotations and the definitions of "Average Closing Price," "Company Election," and "Zions Election." See "Certain Definitions" above. No assurance can be given as to the market price of Zions Common Stock or Aspen Common Stock at, or in the case of Zions Common Stock after, the Effective Date.

         Surrender of Certificates. As promptly as practicable after the Effective Date of the Reorganization, Zions First National Bank, Salt Lake City, Utah, the exchange agent designated by Aspen and Zions in the Plan of Reorganization, will send to each shareholder of record of Aspen Common Stock a letter of transmittal containing instructions as to how to effect the exchange of Aspen Common Stock certificates for certificates representing the shares of Zions Common Stock into which their shares have been converted. Aspen shareholders should not send in their certificates until they receive such written instructions. However, certificates should be surrendered promptly after instructions to do so are received.

         Any dividends declared on Zions Common Stock after the Effective Date of the Reorganization will apply to all whole shares of Zions Common Stock into which shares of Aspen Common Stock will have been converted in the Reorganization. However, no former Aspen shareholder will be entitled to receive any such dividend until such shareholder's Aspen Common Stock certificates have been surrendered for exchange as provided in the letter of transmittal. Upon such surrender, the shareholder will be entitled to receive all such dividends payable on the whole shares of Zions Common Stock represented by the surrendered certificate(s) (without interest thereon and less the amount of taxes, if any, which may have in fact been imposed or paid thereon).

         Payment for Fractional Shares. No fractional shares of Zions Common Stock will be issued in connection with the Reorganization. Instead, each Aspen shareholder who surrenders for exchange Aspen Common Stock certificates representing a fraction of a share of Zions Common Stock will be entitled to receive, in addition to a certificate for the whole shares of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to such fractional part of a share multiplied by the Average Closing Price of Zions Common Stock.

         Unexchanged Certificates. On the Effective Date of the Reorganization, the stock transfer books of Aspen will be closed, and no further transfers of Aspen Common Stock will be made or recognized. Certificates for Aspen Common Stock not surrendered for exchange will entitle the holder to receive, upon surrender as provided in the letter of transmittal, only a certificate for the whole shares of Zions Common Stock represented by such certificates, plus payment of any amount for a fractional share or dividends to which such holder is entitled as outlined above, and without any interest thereon.

         Adjustment of Exchange Formula. The Plan of Reorganization contains provisions for the proportionate adjustment of the exchange ratio in the event of a stock dividend, stock split, recapitalization or similar event involving the Zions Common Stock or the Aspen Common Stock which occurs prior to the Reorganization. Nevertheless, the Purchase Price will not be less than $73,000,000 plus certain accretions (or, if accretions are a negative number, minus their absolute value) and will not be adjusted except for such accretions. Neither Zions nor Aspen anticipates declaring any stock dividend, stock split, or recapitalization prior to the Effective Date.

Federal Income Tax Consequences of the Reorganization

         The following discussion is a summary of the material federal income tax consequences of the merger of Aspen with and into Zions (herein, the "Merger") to Aspen and to the existing shareholders of Aspen, but does not purport to be a complete analysis of all the potential tax effects of the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial, or administrative action. Any such change may be applied retroactively. No information is provided herein with respect to foreign, state or local tax laws or estate and gift tax considerations. Shareholders of Aspen are urged to consult their own tax advisors as to specific tax consequences to them of the Merger.

          Aspen will receive an opinion from Rothgerber, Appel, Powers & Johnson LLP, legal counsel to Aspen (the "Rothgerber Opinion") that, based upon the facts and representations set forth or referred to in such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. No ruling will be requested from the IRS with respect to the federal income tax consequences of the Merger. An opinion of counsel only represents counsel's best judgment and is not binding on the IRS or the courts. Accordingly, no assurance can be given that the IRS will agree with counsel's conclusions, that the IRS will not challenge the tax treatment of the Merger, or that such a challenge, if made, will not be successful.

         Based upon the facts and representations which will be set forth or referred to in the Rothgerber Opinion (including compliance with the continuity of interest requirement), such opinion will provide, among other things, that Aspen will not recognize gain or loss for federal income tax purposes upon the Merger and that the shareholders of Aspen will have the following federal income tax consequences upon the Merger: (i) no taxable gain or loss will be recognized upon the receipt of Zions Common Stock; (ii) the tax basis of the Aspen Common Stock surrendered in the Merger will be allocated to the Zions Common Stock to be received in the Merger reduced by cash received; (iii) the holding period of the Zions Common Stock to be received in the Merger will include the holding period of the Aspen Common Stock surrendered in exchange therefor; and (iv) if any cash is received in lieu of a fractional share of Zions Common Stock, gain (or loss) will be recognized in an amount equal to the difference between the cash received and the shareholder's basis in that fractional share.

         The foregoing is intended only as a summary of certain federal income tax consequences of the Reorganization under existing law and regulations, as presently interpreted by judicial decisions and administrative rulings, all of which are subject to change without notice, and any such change might be retroactively applied to the Reorganization. Among other things, the summary does not address state income tax consequences, local taxes, or the federal or state income tax considerations that may affect the treatment of a shareholder who acquired his Aspen Common Stock pursuant to an employee stock option or other special circumstances. Accordingly, it is recommended that Aspen shareholders consult their own tax advisors for specific advice concerning their own tax situations, potential changes in the applicable tax law and all federal, state and local tax matters in connection with the Reorganization.

         A copy of the Rothgerber Opinion rendered as to the material federal income tax consequences relating to the Reorganization is attached and set forth in Appendix B of the Proxy Statement/Prospectus.

Interests of Certain Persons in the Transaction

         The Plan of Reorganization provides that after the Reorganization becomes effective, Pitkin County Bank and Trust Company ("Pitkin") will employ Charles B. Israel, currently president and chief executive officer of Aspen and Pitkin, pursuant to a two-year agreement as chief executive officer and a member of the board of directors of Pitkin. The agreement provides that Mr. Israel will receive an initial annual salary not less than the aggregate salary paid to Mr. Israel by Pitkin and its affiliates as of June 30, 1996. Mr. Israel will be considered annually for a discretionary bonus based upon his performance, and will be entitled to other benefits normally afforded executive employees, including employee benefit and stock option plans participation, retirement and life insurance policies, and consideration for periodic raises or bonuses, based upon performance and responsibility.

         The employment agreement provides for severance benefits for Mr. Israel upon the termination of his employment agreement for reasons other than his death or disability or "for cause" (as defined in his employment agreement). In the event of termination for reasons other than set forth in the preceding sentence,

Mr. Israel shall receive salary (as defined in the employment agreement) payable which shall have accrued as of the termination date of his employment and such rights as Mr. Israel shall have accrued as of the termination date of his employment under the terms of any plans or arrangements in which he participates, any right to reimbursement for expenses accrued as of such termination date, and the right to receive the cash equivalent of paid annual leave and sick leave accrued as of such termination date.

         Under his employment agreement, Mr. Israel has agreed that he will not during the term of his employment (i) engage in the banking business other than on behalf of Zions, Pitkin, or their affiliates within a prescribed market area;
(ii) directly or indirectly own, manage, operate, control, be employed by, or provide management or consulting services in any capacity to any firm, corporation, or other entity (other than Zions or Pitkin or their affiliates) engaged in the banking business in such market area, or (iii) directly or indirectly solicit or otherwise intentionally cause any employee, officer, or member of the respective Boards of Directors of Zions or Pitkin or any of their affiliates to engage in any action prohibited under (i) or (ii) above. The employment agreement has described the prescribed market area as (i) the Colorado Counties of Archuleta, Delta, Dolores, Eagle, Garfield, Gunnison, Hinsdale, La Plata, Mesa, Mineral, Montezuma, Montrose, Ouray, Pitkin, San Juan, and San Miguel; (ii) any other county in Colorado in which Zions or Pitkin or any affiliate of either of them at any time during Mr. Israel's term of employment shall be approved to operate a main or branch office at which deposits are accepted; and (iii) San Juan County, New Mexico.

Outstanding Stock Options

         At the date of this Proxy Statement/Prospectus, Aspen has outstanding under its two stock option plans options representing a total of 253,222 shares of Aspen Common Stock exercisable at prices ranging from $4.80 per share to $19.00 per share. These options are held by a total of 29 individuals, including options for 218,988 shares held by Aspen executive officers or directors who are not employed by Aspen. The exercise dates of these options range from September 1990 to January 1999. These options were granted by Aspen from September 20, 1990 to January 2, 1997, when options to purchase an additional 19,509 shares of Aspen Common Stock were granted at an exercise price of $19.00 per share, including options for 10,109 shares in the aggregate to six executive officers or directors of Aspen.

         The Plan of Reorganization provides that each stock option to purchase Aspen Common Stock not exercised prior to the Effective Date will automatically be converted into an option to purchase, on the same terms as the option to purchase Aspen Common Stock, and with the same dates of exercisability and of expiration, that number of shares of Zions Common Stock equal to the number of shares of Aspen Common Stock which the holder of such option would be entitled to receive under Section 1.2 of the Plan of Reorganization had such option been exercised immediately preceding the Effective Date. The applicable per-share option price in effect immediately prior to the Effective Date will be adjusted by dividing that option price by the number of shares of Zions Common Stock which the holder of one share of Aspen Common Stock would be entitled to receive under the Plan of Reorganization.

         Executive officers and non-employee directors of Aspen currently hold options to purchase additional shares of Aspen Common Stock at such prices as follows:

                                                                      Average       Range of
                                                      Number of       Exercise     Expiration
Name                   Position with Aspen           Options Held       Price         Dates
----                   -------------------           ------------       -----         -----

Morton A. Heller       Chairman of the Board             23,563       $10.28      September 2003-
                                                                                  January 2006

Charles B. Israel      President, Chief Executive       121,359       $ 7.28      January 2000-
                       Officer and Director                                       January 2006

Thomas W. Griffiths    Vice President                        --           --      --

Amy G. Beidleman       Vice President, Chief              3,126       $ 5.60      January 2001-
                       Financial Officer, and                                     January 2003
                       Secretary

J. Thomas Clark, Jr.   Director                          23,563       $10.23      September 2003-
                                                                                  January 2006

Carol Ann Kopf         Director                          25,126       $10.19      September 2003-
                                                                                  January 2006

Robert R. Oden         Director                          18,688       $10.40      September 2003-
                                                                                  January 2006

Christopher L. Tolk    Director                           3,563       $13.34      January 2004-
                                                                                  January 2006

Inconsistent Activities

         Aspen has agreed in the Plan of Reorganization that unless and until the Reorganization has been consummated or the Plan of Reorganization has been terminated in accordance with its terms, Aspen will not and will not permit any of its subsidiaries to (i) solicit or encourage any inquiries or proposals by any third person to acquire more than 1% of the Aspen Common Stock or any capital stock of any of Aspen's subsidiaries or any significant portion of Aspen's or such subsidiary's assets (whether by tender offer, merger, purchase of assets or otherwise), (ii) afford any third party which may be considering any such transaction access to Aspen's or any subsidiary's properties, books or records except as required by law, (iii) enter into any discussions, negotiations, agreement or understanding with respect to any such transaction or
(iv) authorize or permit any of its directors, officers, employees or agents to do any of the foregoing. If Aspen becomes aware of any offer or proposed offer to acquire any of its shares or any significant portion of its assets or of any other matter which could adversely affect the Plan of Reorganization, Aspen is required to give immediate notice thereof to Zions and to keep Zions informed of the matter.

Conduct of Business Pending the Reorganization

         The Plan of Reorganization contains covenants, representations and warranties by Aspen as to matters which are typical in transactions similar to the Reorganization.

         Prior to the Effective Date, Aspen has agreed that Aspen will not, and will insure that none of its subsidiaries will, without Zions' prior written consent: (i) declare or pay cash dividends or property dividends with the exception of customary cash dividends paid by Aspen or its subsidiaries in a manner consistent with past practice and except a one-time cash dividend not exceeding $1 million from Valley to Val Cor and from Val Cor to Aspen; (ii) declare or distribute any stock dividend, authorize any stock split, authorize, issue or make any distribution of its capital stock or other securities except for the issuance of Aspen Common Stock upon exercise of existing stock options, or grant any option to acquire such securities except pursuant to existing stock option plans and in a number not exceeding 26,000 option shares; (iii) except as contemplated by the Plan of Reorganization, merge into, consolidate with or sell its assets to any other person, or enter into any other transaction or agree to effect any other transaction not in the ordinary course of its business or engage in any discussions concerning such a possible transaction; (iv) convert the charter or form of entity of any Aspen subsidiary to any other charter or form of entity; (v) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any agreement or engage in any transaction, except in the ordinary course of its business; (vii) subject any of its properties or assets to any lien, claim, charge, option or encumbrance, except in the ordinary course of its business; (viii) institute or agree to any increase in the compensation of any employee, except for ordinary increases in accordance with past practices not to exceed (when aggregated with all other such increases) 4.5% per annum of the aggregate payroll as of October 1, 1996; (ix) create or modify any pension or profit-sharing plan, bonus, deferred compensation, death benefit or retirement plan, or the level of benefits under any such plan, or increase or decrease any severance or termination pay benefit or any other fringe benefit; (x) except to directly facilitate the Reorganization, enter into any employment or personal services contract with any person; (xi) purchase any loans or loan-participation interests from, or participate in any loan originated by, Rocky Mountain Equity and Mortgage Company or by any other person other than Aspen or a subsidiary of Aspen; or (xii) permit its indirect subsidiary Eagle Service Corporation to engage in any business activity.

         Aspen has also agreed to carry on its business and manage its assets and property diligently in the same manner as it has previously done and to use its best efforts to preserve its business organization. Pending completion of Reorganization or termination of the Plan of Reorganization, Aspen has agreed to provide Zions with certain information and reports and access to other information.

Conditions to the Reorganization

         The obligations of Aspen and Zions to consummate the Reorganization are subject to, among other things, the satisfaction of the following conditions:
(i) Aspen and Zions shall have received all orders, consents and approvals from all requisite governmental authorities for the completion of the Reorganization;
(ii) certain litigation, as specified in the Plan of Reorganization, shall not have been instituted or threatened; (iii) the registration statement to be filed by Zions pursuant to the Securities Act in connection with the registration of the shares of Zions Common Stock to be used as consideration in connection with the Reorganization shall have become effective under the Securities Act, and Zions shall have received all required state securities laws ("Blue Sky") permits and other required authorizations or confirmations of the availability of exemption from registration requirements necessary to issue Zions Common Stock in the Reorganization, and neither the registration statement nor any such required permit, authorization or confirmation shall be subject to a stop-order or threatened stop-order by the SEC or any state securities authority; (iv) Aspen and Zions shall have determined that the Reorganization shall qualify as a tax free reorganization under the Code and the regulations and rulings promulgated thereunder; and (v) there shall be no adverse legislation or government regulation which would make the transaction contemplated impossible.

         The obligations of Zions to consummate the Reorganization are subject to satisfaction or waiver of certain additional conditions, including: (i) the shareholders of Aspen shall have authorized the Plan of Reorganization; (ii) all representations and warranties made by Aspen in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Aspen shall have performed in all material respects all of its obligations under the Plan of Reorganization on or prior to the Effective Date; (iii) Rothgerber, Appel, Powers & Johnson LLP, special counsel to Aspen, shall have rendered a legal opinion to Zions in form and substance as set forth in the Plan of Reorganization; (iv) during the period from September 30, 1996 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Aspen or its subsidiaries nor shall Aspen or its subsidiaries have sustained any material loss or damage to their properties which materially affects their ability to conduct their business; (v) on the Effective Date the consolidated net worth of Aspen as determined in accordance with generally accepted accounting principles shall not be less than $30,185,000 plus the aggregate contributions to capital as a result of the exercise of any Aspen stock options on or after September 30, 1996; (vi) on and as of the Effective Date, the aggregate reserve for loan losses of Aspen's subsidiaries as determined in accordance with generally accepted accounting principles shall not be less than $3,206,000; (vii) the CRA rating of Aspen and each of its subsidiaries shall be no lower than the lower of "satisfactory" or the respective CRA rating it was assigned at September 30, 1996; (viii) Centennial shall be a "qualified thrift lender" under section 10 of the Home Owners' Loan Act of 1933; (ix) Mr. Israel shall have entered into an employment agreement with Zions in the form set forth in the Plan of Reorganization; (x) each of Mr. Israel and the directors and advisory directors of Aspen and its banking subsidiaries who own more than two percent of Aspen's common stock (except advisory directors whose primary vocation is investing in financial institutions) shall have entered into a non-investment agreement in the form set forth in the Plan of Reorganization; and (xi) if the loan between Aspen and The Laredo National Bank shall remain outstanding at the Effective Date, Laredo National Bank shall have delivered to Aspen, in substance and form reasonably acceptable to Zions, its written consent to the Reorganization, the assumption or discharge by Zions of such loan, and the release of the shares of the stock of Aspen's subsidiaries and Val Cor Bancorporation which secure such loan.

         The obligations of Aspen to consummate the Reorganization are subject to the satisfaction or waiver of certain additional conditions, including: (i) all representations and warranties made by Zions in the Plan of Reorganization shall be true and correct in all material respects on the Effective Date and Zions shall have performed all of its obligations under the Plan of Reorganization on or prior to the Effective Date; (ii) receipt of a legal opinion of Duane, Morris & Heckscher, special counsel to Zions, in form and substance as set forth in the Plan of Reorganization; (iii) during the period from September 30, 1996 to the Effective Date, there shall be no material adverse change in the financial position or results of operations of Zions nor shall Zions have sustained any material loss or damage to its properties which materially affects its ability to conduct its business; (iv) the Zions Common Stock shall be quoted on NASDAQ or shall be listed on a national securities exchange.

Representations and Warranties

         The representations and warranties of Zions and Aspen contained in the Plan of Reorganization relate, among other things, to the organization and good standing of Zions, Aspen, and their subsidiaries; the capitalization of Zions and Aspen; the authorization by Zions and Aspen of the Plan of Reorganization and the absence of conflict with laws or other agreements; the accuracy and completeness of the financial statements and other information furnished to the other party; the absence of material adverse changes since September 30, 1996; the absence of undisclosed liabilities; and compliance with laws. Aspen has additionally warranted that there has been since September 30, 1996 no material deterioration in the quality of its consolidated loan portfolio and no material increase in the consolidated level of its nonperforming assets or non-accrual loans or in the level of its consolidated provision for credit losses or its consolidated reserve for possible credit losses. Aspen has also warranted that its consolidated reserve for possible credit losses is adequate to absorb reasonably anticipated losses in the consolidated loan and lease portfolios of Aspen in view of the size and character of such portfolios, current economic conditions, and other factors.

         Zions and Aspen have additionally warranted that there are no facts known to them respectively which reasonably might materially adversely affect their respective business, assets, liabilities, financial condition, results of operations or prospects which have not been disclosed in their respective financial statements or a certificate delivered to the other party.

Amendment and Waiver

         Notwithstanding prior approval by the shareholders of Aspen, the Plan of Reorganization may be amended in any respect by written agreement between the parties, except that after such shareholder approval no amendment may prejudice the economic interests of the shareholders of Aspen. Zions or Aspen may also, at any time prior to the Effective Date, waive any condition or term of the Plan of Reorganization provided that any such waiver must be in writing signed by the party entitled to the benefit thereof and will be permitted only if it will not have a materially adverse effect on the benefits intended under the Plan of Reorganization to the shareholders of its or his corporation.

Authorized Termination and Damages for Breach

         The Plan of Reorganization may be terminated and abandoned at any time prior to the Effective Date, notwithstanding approval of the shareholders of Aspen, as follows: (i) by mutual consent of Zions and Aspen; (ii) unilaterally, by either party if any of the representations and warranties of the other party was materially incorrect when made or in the event of a material breach or material failure by the other party of any covenant or agreement which has not been, or cannot be, cured within thirty days after written notice has been given; (iii) by Zions, if the average price of Zions Common Stock during the Pricing Period was more than $93.00 and the increase in the price of Zions Common Stock between November 19, 1996 and the Pricing Period (using the average over such Pricing Period) exceeded the increase in the KBW Index by more than fifteen percentage points and Zions has given Aspen written notice of its intention to terminate the Reorganization and Aspen has not thereafter provided Zions written notice of its desire to exercise the Company Election (as defined); (iv) by Aspen if the average price of Zions Common Stock during the Pricing Period was less than $83.00 and the decrease in the price of Zions Common Stock between November 19, 1996 and the Pricing Period (using the average over such Pricing Period) exceeded the decrease in the KBW Index by more than fifteen percentage points and Aspen has given Zions written notice of its intention to terminate the Reorganization and Zions has not thereafter provided Aspen written notice of its desire to exercise the Zions Election (as defined);
(v) by either party if the Reorganization has become inadvisable by reason of federal or state litigation to restrain or invalidate the Reorganization; or
(vi) by either party on or after September 30, 1997, if the Effective Date has not occurred on or before that date.

         If either party terminates the Plan of Reorganization because any of the representations and warranties of a party was materially incorrect when made, or because of a material breach or material failure by a party of a covenant or agreement made under the Plan of Reorganization, then such party whose representations and warranties were materially incorrect or who materially breached or failed to perform its covenant or agreement shall be liable to the other party or parties to the Plan of Reorganization solely to the extent of the actual, reasonable out-of-pocket expenses, not to exceed $250,000, incurred by the other party in connection with the negotiation and preparation of the Plan of Reorganization and the carrying out of the transactions contemplated thereby.

Restrictions on Resales by Aspen Affiliates

         The shares of Zions Common Stock issuable in the Reorganization have been registered under the Securities Act, and such shares will generally be freely tradable by the Aspen shareholders who receive Zions shares as a result of the Reorganization. However, the registration does not cover resales by Aspen shareholders who may be deemed to control or be under common control with Aspen or Zions and who therefore may be deemed "affiliates" of Aspen or Zions as that term is defined in Rule 144 under the Securities Act. Such affiliates are not permitted to sell their shares of Zions Common Stock acquired in the Reorganization except pursuant to (i) an effective registration statement under the Securities Act covering the shares to be sold; (ii) the conditions contemplated by Rules 144 and 145 under the Securities Act; or (iii) another applicable exemption from the registration requirements of the Securities Act.

The management of Aspen will notify those persons who it believes may be such affiliates.

Expenses

         Each party to the Plan of Reorganization will pay its own expenses, including those of its own counsel, accountants, and tax advisors, incurred in connection with the Plan of Reorganization. Aspen will pay the cost of printing and delivering this Proxy Statement/Prospectus and other material to the Aspen shareholders. Zions will pay the costs attributable to registering its stock issuable pursuant to this Proxy Statement/Prospectus under federal and state securities laws.

Government Approvals

         Applications for approval (or requests for waiver of application requirements) of the Reorganization must be made to, and approvals and consents must be obtained from, appropriate federal, Utah, and Colorado regulators, including the Board of Governors of the Federal Reserve System, the Commissioner of Financial Institutions of Utah, and the Colorado Division of Banking. Submissions have been made to each of these regulatory authorities. Federal law prohibits consummation of the Reorganization until 30 days after the approvals of the federal regulators have been obtained, except that this period may be shortened to 15 days with the concurrence of the Attorney General of the United States. All regulatory approvals have been obtained.

Effective Date of the Reorganization

         It is presently anticipated that if the Plan of Reorganization is approved by the shareholders of Aspen, the Reorganization will become effective in the second quarter of 1997. However, as noted above, consummation of the Reorganization is subject to the satisfaction of a number of conditions, some of which cannot be waived. There can be no assurance that all conditions to the Reorganization will be satisfied or, if satisfied, that they will be satisfied in time to permit the Reorganization to become effective in the second quarter of 1997. In addition, as also noted above, Zions and Aspen retain the power to abandon the Reorganization or to extend the time for performance of conditions or obligations necessary to its consummation, notwithstanding prior shareholder approval.

Accounting Treatment

         The Reorganization will be accounted for as a "purchase" for financial reporting purposes. Under this method of accounting, Zions will adjust the assets and liabilities of Aspen to their fair values as of the Effective Date. The purchase price will be allocated to assets acquired and liabilities assumed based upon their estimated fair values at the Effective Date. Deferred tax assets and liabilities will be adjusted for the difference between the tax basis of the assets and liabilities and their estimated fair values. Income of the combined company will not include income (or loss) of Aspen prior to the Effective Date.

Relationship Between Zions and Aspen

         Neither Zions nor Aspen is aware of any material relationship between Zions, its directors or officers or their affiliates, and Aspen, its directors or executive officers, except as contemplated by the Plan of Reorganization or as described herein. Zions owns 50,000 shares of Aspen Common Stock.

Unaudited Pro Forma Combined Financial Information

         The following unaudited pro forma combined financial information reflects the application of the purchase method of accounting. The following tables, which show comparative historical per Common Share data for Zions and Aspen (separately and pro-forma combined) and equivalent pro-forma per share data for Aspen, should be read in conjunction with the financial information incorporated herein by reference to other documents. Two pro-forma equivalent tables are presented: one to reflect the situation where Zions is entitled and determines to provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria and thereafter Aspen exercises the Company Election; the second to reflect the situation where either Zions has chosen not to provide notice of its intention to terminate the Plan of Reorganization or Zions does not have the right to such notice, in each of which cases the Average Closing Price would be deemed to be $93.00. The pro-forma data in the table, presented as of and for the year ended December 31, 1996, are presented for comparative and illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the Reorganization been consummated during the periods or as of the dates for which the information in the table is presented.




                                Historical                     Pro Forma
                                ----------                     ---------
                                                 Zions
                                                and Aspen         Aspen           Aspen
                                                Pro-Forma      Equivalent      Equivalent
Per Common Share            Zions     Aspen    Combined(4)     Pro-Forma(5)    Pro-Forma(6)
----------------            -----     -----    -----------     ------------    ------------

NET INCOME (1)
 For the year ended
 December 31, 1996         $ 6.84    $ 1.07       $ 6.61          $1.26        $ 1.35

CASH DIVIDENDS(2)
 For the year ended
 December 31, 1996         $ 1.70    $  .20       $ 1.70          $ .32        $  .35

BOOK VALUE:(3)
 As of December 31, 1996   $34.45    $ 8.36       $38.24          $7.27        $ 7.93

----------------------

(1) Net Income per share is based on weighted average common and common equivalent shares outstanding.

(2)     Pro forma cash dividends represent historical cash dividends of Zions.

(3) Book value per common share is based on total period-end of Zions shareholders' equity.

(4) Pro forma combined net income per share represents historical net income of Zions and Aspen adjusted for amortization of goodwill resulting from purchase accounting computed using historical weighted average common and common equivalent shares of Zions adjusted by computed common and common equivalent shares to be issued in the purchase. Pro forma combined book value per share represents historical total shareholders' equity of Zions adjusted by the amortization of goodwill resulting from purchase accounting computed using Zions' historical common shares outstanding adjusted by computed common shares to be issued in the purchase. (5) Assumes that Zions is entitled and has determined to provide notice to Aspen of Zions' intention to terminate the Plan of Reorganization by reason of the price appreciation of Zions Common Stock having met certain criteria and thereafter Aspen has exercised the Company Election. Pro-forma equivalent amounts are computed by multiplying the pro-forma combined amounts by the estimated exchange ratio as of April 10, 1997 and assume a Purchase Price of $73,968,000, an Average Closing Price of $100.64 as of April 10, 1997, and a resulting exchange ratio of .190232 share of Zions Common Stock for each share of Aspen Common Stock.

(6) Assumes that either Zions has chosen not to provide notice of its intention to terminate the Plan of Reorganization or Zions does not have the right to provide such notice. Pro-forma equivalent amounts are computed by multiplying the pro-forma combined amounts by the estimated exchange ratio as of April 10, 1997 and assume a Purchase Price of $73,968,000, an Average Closing Price of $93.00 as of April 10, 1997, and a resulting exchange ratio of .205859 Share of Zions Common Stock for each share of Aspen Common Stock.

                           SUPERVISION AND REGULATION

         The information contained in this section summarizes portions of the applicable laws and regulations relating to the supervision and regulation of Zions and its subsidiaries. These summaries do not purport to be complete, and they are qualified in their entirety by reference to the particular statutes and regulations described.

Zions

         Zions is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve Board. Under the current terms of that Act, Zions' activities, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

         Bank holding companies, such as Zions, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity or to acquire more than 5% of any class of voting stock of any company. Pursuant to the Riegle-Neal Interstate Branching and Efficiency Act of 1994 ("Riegle-Neal Act"), subject to approval by the Federal Reserve Board, bank holding companies are authorized to acquire either control of, or substantial assets of, a bank located outside the bank holding company's home state. These acquisitions are subject to limitations, the most significant of which include adequate capitalization and management of the acquiring bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, existence of state laws that condition acquisitions on institutions making assets available to a "state-sponsored housing entity," limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose lower deposit concentration limits, so long as those limits apply to all bank holding companies equally. The Riegle-Neal Act reaffirms the right of states to segregate and tax separately incorporated subsidiaries of a bank or bank holding company. The Riegle-Neal Act also affects interstate branching and mergers. See "Interstate Banking" below.

         The Federal Reserve Board is authorized to adopt regulations affecting various aspects of bank holding companies. Pursuant to the general supervisory authority of the Bank Holding Company Act and directives set forth in the International Lending Supervision Act of 1983, the Federal Reserve Board has adopted capital adequacy guidelines prescribing both risk-based capital and leverage ratios.

Regulatory Capital Requirements

         Risk-Based Capital Guidelines. The Federal Reserve Board has established risk-based capital guidelines for bank holding companies. The guidelines define Tier 1 Capital and Total Capital. Tier 1 Capital consists of common and qualifying preferred shareholders' equity and minority interests in equity accounts of consolidated subsidiaries, less goodwill and 50% (and in some cases up to 100%) of investment in unconsolidated subsidiaries. Total Capital consists of Tier 1 Capital plus qualifying mandatory convertible debt, perpetual debt, certain hybrid capital instruments, certain preferred stock not qualifying as Tier 1 Capital, subordinated and other qualifying term debt up to specified limits, and a portion of the allowance for credit losses, less investments in unconsolidated subsidiaries and in other designated subsidiaries or other associated companies at the discretion of the Federal Reserve Board, certain intangible assets, a portion of limited-life capital instruments approaching maturity and reciprocal holdings of banking organizations' capital instruments. The Tier 1 component must constitute at least 50% of qualifying Total Capital.

         Risk-based capital ratios are calculated with reference to risk-weighted assets, which include both on-balance sheet and off-balance sheet exposures. The risk-based capital framework contains four risk weight categories for bank holding company assets -- 0%, 20%, 50% and 100%. Zero percent risk-weighted assets include, generally, cash and balances due from Federal Reserve Banks and obligations unconditionally guaranteed by the U.S. government or its agencies. Twenty percent risk-weighted assets include, generally, claims on U.S. Banks and obligations guaranteed by U.S. government sponsored agencies as well as general obligations of states or other political subdivisions of the United States. Fifty percent risk-weighted assets include, generally, loans fully secured by first liens on one-to-four family residential properties, subject to certain conditions. All assets not included in the foregoing categories are assigned to the 100% risk-weighted category, including loans to commercial and other borrowers. As of year-end 1992, the minimum required ratio for qualifying Total Capital became 8%, of which at least 4% must consist of Tier 1 Capital. At December 31, 1996, Zions' Tier 1 and Total Capital ratios were 14.38% and 18.31%, respectively.

         The current risk-based capital ratio analysis establishes minimum supervisory guidelines and standards. It does not evaluate all factors affecting an organization's financial condition. Factors which are not evaluated include
(i) overall interest rate exposure; (ii) quality and level of earnings; (iii) investment or loan portfolio concentrations; (iv) quality of loans and investments; (v) the effectiveness of loan and investment policies; (vi) certain risks arising from nontraditional activities; and (vii) management's overall ability to monitor and control other financial and operating risks, including the risks presented by concentrations of credit and nontraditional activities. The capital adequacy assessment of federal bank regulators will, however, continue to include analyses of the foregoing considerations and in particular, the level and severity of problem and classified assets. Market risk of a banking organization -- risk of loss stemming from movements in market prices -- is not evaluated under the current risk-based capital ratio analysis (and is therefore analyzed by the bank regulators through a general assessment of an organization's capital adequacy) unless trading activities constitute 10 percent or $1 billion or more of the assets of such organization. Such an organization (unless exempted by the banking regulators) and certain other banking organizations designated by the banking regulators must, beginning on or before January 1, 1998, include in its risk-based capital ratio analysis charges for, and hold capital against, general market risk of all positions held in its trading account and of foreign exchange and commodity positions wherever located, as well as against specific risk of debt and equity positions located in its trading account. Currently, Zions does not calculate a risk-based capital charge for its market risk.

          The following table presents Zions' regulatory capital position at December 31, 1996 under the risk-based capital guidelines.

                               Risk-Based Capital
                             (Dollars in thousands)

                                                             Percent
                                                             of Risk-
                                                             Adjusted
                                              Amount          Assets
                                              ------          ------

Tier 1 Capital.............................  $ 574,928         14.38%
Minimum Requirement........................    159,868          4.00
                                             ---------       -------
  Excess...................................  $ 415,060         10.38%
                                             =========       =======

Total Capital..............................  $ 731,902         18.31%
Minimum Requirement........................    319,737          8.00
                                             ---------       -------
  Excess...................................  $ 412,165         10.31%
                                             =========       =======

Risk-Adjusted Assets,
  net of goodwill, excess deferred
  tax assets and excess allowance..........  $3,996,710       100.00%
                                             ==========      =======


Minimum Leverage Ratio. The Federal Reserve Board has adopted capital standards and leverage capital guidelines that include a minimum leverage ratio of 3% Tier 1 Capital to total assets (the "leverage ratio"). The leverage ratio is used in tandem with a risk-based ratio of 8% that took effect at the end of 1992. At December 31, 1996, Zions' leverage ratio was 8.77%.

         The Federal Reserve Board has emphasized that the leverage ratio constitutes a minimum requirement for well-run banking organizations having well-diversified risk, including no undue interest rate exposure, excellent asset quality, high liquidity, good earnings, and a composite rating of 1 under the Interagency Bank Rating System. Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not exhibit the characteristics of a strong, well-run banking organization described above, will be required to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "tangible Tier I Capital Leverage Ratio" (deducting all intangibles) and other indices of capital strength in evaluating proposals for expansion or new activities.

         The following table presents Zions' leverage ratio at December 31, 1996. A leverage ratio of 3% will be the minimum required for the most highly rated banking organizations, and according to the Federal Reserve Board, other banking organizations would be expected to maintain capital at higher levels.

                                                    (Dollars in thousands)
                                                                      Percent
                                                                    of Average
                                                                    Assets, Net
                                                    Amount          of Goodwill
                                                    ------          -----------

Tier 1 Capital.............................       $  574,928            8.77%
Minimum Requirement........................          196,728            3.00
                                                  ----------        --------

Excess.....................................       $  378,200            5.77%
                                                  ==========        =========

Average Assets, net of goodwill and
  deferred tax assets......................       $6,557,610          100.00%
                                                  ==========        =========

         Other Issues and Developments Relating to Regulatory Capital. Pursuant to such authority and directives set forth in the International Lending Supervision Act of 1983, the Comptroller of the Currency, the FDIC and the Federal Reserve Board have issued regulations establishing the capital requirements for banks under federal law. The regulations, which apply to Zions' banking subsidiaries, establish minimum risk-based and leverage ratios which are substantially similar to those applicable to Zions. As of December 31, 1995, the risk-based and leverage ratios of each of Zions' banking subsidiaries exceeded the minimum requirements.

         The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking regulators to take "prompt corrective action" in respect of banks that do not meet minimum capital requirements and imposes certain restrictions upon banks which meet minimum capital requirements but are not "well capitalized" for purposes of FDICIA. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Implementing regulations adopted by the federal banking agencies define the capital categories for banks which will determine the necessity for prompt corrective action by the federal banking agencies. A bank may be placed in a capitalization category that is lower than is indicated by its capital position if it receives an unsatisfactory examination rating with respect to certain matters.

         Failure to meet capital guidelines could subject a bank to a variety of restrictions and enforcement remedies. All insured banks are generally prohibited from making any capital distributions and from paying management fees to persons having control of the bank where such payments would cause the bank to be undercapitalized. Holding companies of significantly undercapitalized, critically undercapitalized and certain undercapitalized banks may be required to obtain the approval of the Federal Reserve Board before paying capital distributions to their shareholders. Moreover, a bank that is not well capitalized is generally subject to various restrictions on "pass through" insurance coverage for certain of its accounts and is generally prohibited from accepting brokered deposits and offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited). Such banks and their holding companies are also required to obtain regulatory approval prior to their retention of senior executive officers.

         Banks which are classified undercapitalized, significantly undercapitalized or critically undercapitalized are required to submit capital restoration plans satisfactory to their federal banking regulator and guaranteed within stated limits by companies having control of such banks (i.e., to the extent of the lesser of five percent of the institution's total assets at the time it became undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with its capital restoration plan, until the institution is adequately capitalized on average during each of four consecutive calendar quarters), and are subject to regulatory monitoring and various restrictions on their operations and activities, including those upon asset growth, acquisitions, branching and entry into new lines of business and may be required to divest themselves of or liquidate subsidiaries under certain circumstances. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate nondepository affiliates under certain circumstances. Critically undercapitalized institutions are also prohibited from making payments of principal and interest on debt subordinated to the claims of general creditors as well as to the mandatory appointment of a conservator or receiver within 90 days of becoming critically undercapitalized unless periodic determinations are made by the appropriate federal banking agency, with the concurrence of the FDIC, that forbearance from such action would better protect the affected deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal banking agency with the concurrence of the FDIC, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calendar quarter beginning 270 days after the date it became critically undercapitalized.

Other Regulatory and Supervisory Issues

         Pursuant to FDICIA, the federal banking agencies have adopted regulations or guidelines prescribing standards for safety and soundness of insured banks and in some instances their holding companies, including standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality, earnings and stock valuation, as well as other operational and managerial standards deemed appropriate by the agencies. Upon a determination by a federal banking agency that an insured bank has failed to satisfy any such standard, the bank will be required to file an acceptable plan to correct the deficiency. If the bank fails to submit or implement an acceptable plan, the federal banking agency may, and in some instances must, issue an order requiring the institution to correct the deficiency, restrict its asset growth or increase its ratio of tangible equity to assets, or imposing other operating restrictions.

         FDICIA also contains provisions which, among other things, restrict investments and activities as principal by state nonmember banks to those eligible for national banks, impose limitations on deposit account balance determinations for the purpose of the calculation of interest, and require the federal banking regulators to prescribe, implement or modify standards for extensions of credit secured by liens on interests in real estate or made for the purpose of financing construction of a building or other improvements to real estate, loans to bank insiders, regulatory accounting and reports, internal control reports, independent audits, exposure on interbank liabilities, contractual arrangements under which institutions receive goods, products or services, deposit account-related disclosures and advertising as well as to impose restrictions on federal reserve discount window advances for certain institutions and to require that insured depository institutions generally be examined on-site by federal or state personnel at least once every 12 months.

         In connection with an institutional failure or FDIC rescue of a financial institution, the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") grants to the FDIC the right, in many situations, to charge its actual or anticipated losses against commonly controlled depository institution affiliates of the failed or rescued institution (although not against a bank holding company itself).

         The nature of the banking and financial services industry, as well as banking regulation, may be further affected by various legislative and regulatory measures currently under consideration. The most important of such measures include legislation designed to permit increased affiliations between commercial and financial firms (including securities firms) and federally-insured banks, reduce regulatory burdens on financial institutions and eliminate or revise the features of the specialized savings association charter. It is impossible to predict whether or in what form these proposals may be adopted in the future and, if adopted, what the effect of their adoption will be on the Zions or its subsidiaries.

Deposit Insurance and Other Assessments

         Insured banks (including the bank subsidiaries of Zions) are required to make quarterly deposit insurance assessment payments to the BIF, and most savings associations to the SAIF, under a risk-based assessment system established by the FDIC. (In addition, certain banks must also pay deposit insurance assessments to the SAIF and certain savings associations, to the BIF alone or to both funds.) Under this system, each institution's insurance assessment rate is determined by the risk assessment classification into which it has been placed by the FDIC. The FDIC places each insured institution in one of nine risk assessment classifications based upon its level of capital and supervisory evaluations by its regulators: "well capitalized," "adequately capitalized" or "less than adequately capitalized" institutions, with each category of institution divided into subcategories of institutions which are either "healthy," of "supervisory concern" or of "substantial supervisory concern." Those institutions deemed weakest by the FDIC are subject to the highest assessment rates; those deemed strongest are subject to the lowest assessment rates. The FDIC establishes semi-annual assessment rates with the objective of enabling the affected insurance fund to achieve or maintain a statutorily-mandated target reserve ratio of 1.25% of insured deposits. In establishing assessment rates, the FDIC Board of Directors is required to consider (i) expected operating expenses, case resolution expenditures and income of the FDIC; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it.

         Until June 30, 1997, both BIF- and SAIF-assessable deposits will be subject to an assessment schedule providing for an assessment range of 0% to
 .27% (with intermediate rates of .03%, .10%, .17% and .24%, depending upon an institution's supervisory risk group).Both BIF and SAIF assessment rates are subject to semi-annual adjustment by the FDIC Board of Directors within a range of up to five basis points without public comment. The FDIC Board of Directors also possesses authority to impose special assessments from time to time.

         In addition to the payment of deposit insurance assessments, depository institutions are required to make quarterly assessment payments to the FDIC on both their BIF and SAIF assessable deposits which will be paid to the Financing Corporation to enable it to pay interest and certain other expenses on bonds which it issued pursuant to FIRREA to facilitate the resolution of failed savings associations. Pursuant to the Federal Home Loan Bank Act, the Financing Corporation, with the approval of the FDIC Board of Directors, establishes assessment rates based upon estimates of (i) expected operating expenses, case resolution expenditures and income of the Financing Corporation; (ii) the effect of assessments upon members' earnings and capital; and (iii) any other factors deemed appropriate by it. Additionally, the Financing Corporation is required to assess BIF-assessable deposits at a rate one-fifth the rate applicable to SAIF-assessable deposits until the first to occur of the merger of the BIF and SAIF funds or January 1, 2000. Assessment rates for the first semi-annual period of 1997 have been set at 1.30 basis points annually for BIF-assessable deposits and 6.48 basis points annually for SAIF-assessable deposits.

Interstate Banking

         Existing laws and various regulatory developments have allowed financial institutions to conduct significant activities on an interstate basis for a number of years. During recent years, a number of financial institutions have expanded their out-of-state activities and various states and the Congress have enacted legislation intended to allow certain interstate banking combinations.

         The Riegle-Neal Act dramatically affects interstate banking activities. As discussed previously, the Riegle-Neal Act allows the Federal Reserve Board to approve the acquisition by a bank holding company of control or substantial assets of a bank located outside the bank holding company's home state. Beginning on June 1, 1997, and earlier if permitted by applicable state law, an insured bank may apply to the appropriate federal agency for permission to merge with an out-of-state bank and convert its offices into branches of the resulting bank. States retain the option to prohibit out-of-state mergers if they enact a statute specifically barring such mergers before June 1, 1997 and such law applies equally to all out-of-state banks.

         Interstate mergers authorized by the Riegle-Neal Act are subject to conditions and requirements, the most significant of which include adequate capitalization and management of the acquiring bank or bank holding company, existence of the acquired bank for up to five years before purchase where required under state law, and limitations on control by the acquiring bank holding company of not more than 10% of the total amount of deposits in insured depository institutions in the United States or not more than 30% of the deposits in insured depository institutions within that state. States may impose lower deposit concentration limits, so long as those limits apply to all bank holding companies equally. Additional requirements placed on mergers include conformity with state law branching requirements and compliance with "host state" merger filing requirements to the extent that those requirements do not discriminate against out-of-state banks or out-of-state bank holding companies.


         The Riegle-Neal Act also permits banks to establish and operate a "de novo branch" in any state that expressly permits all out-of-state banks to establish de novo branches in such state, if the law applies equally to all banks. (A "de novo branch" is a branch office of a national bank or state bank that is originally established as a branch and does not become a branch as a result of an acquisition, conversion, merger, or consolidation.) Utilization of this authority is conditioned upon satisfaction of most of the conditions applicable to interstate mergers under the Riegle-Neal Act, including adequate capitalization and management of the branching institution, satisfaction with certain filing and notice requirements imposed under state law and receipt of federal regulatory approvals.

         Pursuant to FIRREA, bank holding companies may acquire savings associations (including savings and loan associations and federal savings banks) without geographic restriction under the Bank Holding Company Act.

         Bank holding companies whose home state is Utah are authorized to acquire control of depository institutions and depository institution holding companies located in other states. Colorado law authorizes, with the prior approval of the Banking Board of the State of Colorado, out-of-state bank holding companies to acquire bank holding companies whose operations are principally conducted within the state irrespective of the number of years the depository institution subsidiaries of the Colorado bank holding company have been in operation provided that at the time of acquisition, the out-of-state bank holding company will not control more than 25 percent of the aggregate deposits made in federally-insured banks, savings and loan associations, federal savings banks, industrial banks, bank holding companies, thrift holding companies and industrial bank holding companies located in the state.

                                 MONETARY POLICY

         The earnings of Zions and Aspen are directly affected by the monetary and fiscal policies of the federal government and governmental agencies. The Federal Reserve Board has broad powers to expand and constrict the supply of money and credit and to regulate the reserves which its member banks must maintain based on deposits. These broad powers are used to influence the growth of bank loans, investments and deposits, and may affect the interest rates which will prevail in the market for loans and investments and deposits. Governmental and Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. The future impact of such policies and practices on the growth or profitability of Zions and Aspen cannot be predicted.

                   INFORMATION CONCERNING ZIONS BANCORPORATION

Selected Financial Data

         The following unaudited table of selected financial data should be read in conjunction with the related notes included herein and Zions' consolidated financial statements and the related notes thereto incorporated by reference herein. See "Zions Documents Incorporated by Reference."

ZIONS BANCORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA

(Dollars in thousands, except per share and ratio data)


                                                                                 As of, and for the
                                                                               Year Ended December 31,
                                                   -------------------------------------------------------------------
                                                        1996         1995          1994           1993          1992
                                                        ----         ----          ----           ----          ----
EARNINGS SUMMARY
Taxable-equivalent net interest income             $   267,583   $  232,417   $   203,313    $   178,636   $   160,854
Net interest income                                    260,473      227,094       198,606        174,657       157,282
Noninterest income                                     110,891       88,014        73,202         79,880        62,849
Provision for loan losses                                3,540        2,800         2,181          2,993        10,929
Noninterest expenses (1)                               214,332      190,030       174,900        167,750       139,069
Income taxes                                            52,142       40,950        30,900         27,248        22,924
Income before cumulative effect of changes
   in accounting principles                            101,350       81,328        63,827         56,546        47,209
Cumulative effect of changes in
   accounting principles (2)                                 -            -             -          1,659             -
Net income                                             101,350       81,328        63,827         58,205        47,209

COMMON STOCK DATA
Earnings per common share:
Income before cumulative effect of
   changes in accounting principles                    $  6.84      $  5.53       $  4.37        $  3.96       $  3.42
Net income                                                6.84         5.53          4.37           4.08          3.42
Dividends paid per share                                  1.70         1.41          1.16            .98           .75
Dividend payout ratio (%)                               24.66%       25.27%        27.06%         21.81%        20.31%
Book value per share at year end                         34.45        29.44         25.12          22.01         18.95
Market to book value at year end (%)                   301.89%      272.59%       142.83%        168.11%       200.53%
Weighted average common and common
   equivalent shares outstanding during the year    14,807,000   14,717,000    14,601,000     14,280,000    13,790,000
Common shares outstanding at year end               14,729,720   14,555,920    14,559,552     14,201,367    13,727,544

AVERAGE BALANCE SHEET DATA
Money market investments                           $   909,470   $  936,846   $   869,709    $   788,694   $   469,062
Securities                                           1,827,300    1,632,253     1,545,704      1,209,165       927,976
Loan and leases, net                                 3,126,899    2,599,071     2,574,995      2,222,182     2,104,679
Total interest-earning assets                        5,863,669    5,168,170     4,990,408      4,220,041     3,501,717
Total assets                                         6,377,695    5,658,690     5,456,613      4,643,918     3,807,832
Interest-bearing deposits                            3,324,536    3,021,060     2,744,976      2,449,275     2,356,384
Total deposits                                       4,258,270    3,858,271     3,583,094      3,178,926     2,912,860
FHLB advances and other borrowings                      96,496      114,270       151,164        195,097       128,856
Long-term debt                                          58,466       57,506        59,493         75,623        82,219
Total interest-bearing liabilities                   4,872,070    4,320,229     4,197,865      3,556,746     2,962,079
Shareholders' equity                                   468,573      397,268       339,181        286,331       240,411

YEAR END BALANCE SHEET DATA
Money market investments                           $   613,429   $  687,251   $   403,446    $   597,680   $   616,180
Securities                                           1,809,688    1,540,489     1,663,433      1,258,939       981,695
Loans and leases, net                                3,452,543    2,806,956     2,391,278      2,486,346     2,107,433
Allowance for loan losses                               69,954       67,555        67,018         68,461        59,807
Total assets                                         6,484,964    5,620,646     4,934,095      4,801,054     4,107,924
Total deposits                                       4,552,017    4,097,114     3,705,976      3,432,289     3,075,110
FHLB advances and other borrowings                      87,194      101,084       127,319        288,249       205,222
Long-term debt                                         251,620       56,229        58,182         59,587        99,223
Shareholders' equity                                   507,452      428,506       365,770        312,592       260,070

                                                                             As of, and for the
                                                                            Year Ended December 31,
                                                ----------------------------------------------------------------------
                                                           1996         1995        1994           1993          1992
                                                           ----         ----        ----           ----          ----
Nonperforming assets:
     Nonaccrual loans                               $    11,526    $   7,438    $   13,635     $   23,364    $   21,556


     Restructured loans                                     857          249           567          4,006         4,003
     Other real estate owned and other
        nonperforming assets                                138        1,609         4,741          3,267         5,971
     Total nonperforming assets                          12,521        9,296        18,943         30,637        31,530
Accruing loans past due 90 days or more                   3,553        5,232         3,041         10,821         6,409

SELECTED RATIOS
Net interest margin (3)                                   4.56%        4.50%         4.07%          4.23%         4.59%
Return on average assets                                  1.59%        1.44%         1.17%          1.25%         1.24%
Return on average common equity                          21.63%       20.47%        18.82%         20.33%        19.64%
Ratio of average common equity to average assets          7.35%        7.02%         6.22%          6.17%         6.31%
Tier I risk-based capital - year end                     14.38%       11.38%        11.81%         10.85%        10.23%
Total risk-based capital - year end                      18.31%       14.23%        14.96%         14.12%        15.13%
Leverage ratio - year end                                 8.77%        6.28%         6.24%          5.44%         6.21%
Ratio of nonperforming assets to total
   assets - year end                                       .19%         .17%          .38%           .64%          .77%
Ratio of nonperforming assets to net loans and
   leases and other real estate owned and
   other nonperforming assets at year end                  .36%         .33%          .79%          1.23%         1.49%
Ratio of net charge-offs (recoveries) to average
   loans and leases                                        .12%         .10%          .19%         (.23)%          .44%
Ratio of allowance for loan losses to net loans
   and leases outstanding at year end                     2.03%        2.41%         2.80%          2.75%         2.84%
Ratio of allowance for loan losses to
   nonperforming loans at year end                      564.92%      878.82%       471.89%        250.13%       234.00%

(1) Noninterest expenses for the year ended December 31, 1993 included a one-time expense of $6,022,000 in the first quarter of 1993, related to the early extinguishment of debt which was necessitated by the decision in March 1993, to notify holders of floating rate notes totaling $37,450,000 and industrial revenue bonds totaling $4,720,000 that the debt would be redeemed during the second quarter of 1993. The expense consisted of marking to market an interest rate exchange agreement entered into several years ago in conjunction with the issuance of the floating rate notes and writing off deferred costs associated with the notes and bonds. Early redemption of the bonds and notes in the second quarter of 1993, allowed Zions Bancorporation to avail itself of lower cost funding.

(2) Cumulative effect of changes in accounting principles for the year ended December 31, 1993 resulted from the cumulative effect of changes in accounting principles in the first quarter of 1993, arising from the adoption as of January 1, 1993, of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The election of immediate recognition of the cumulative effect (transition obligation) of such change in accounting method for postretirement benefit other than pensions of SFAS No. 106 decreased pretax and after-tax net income by $5,760,000 and $3,631,000, respectively. In addition to the $2,129,000 deferred tax benefit resulting from the adoption of SFAS No. 106, the election to apply SFAS No. 109 prospectively and not restate prior years resulted in net deferred tax benefits of $5,290,000 for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(3) Net interest margin represents net interest income on a taxable-equivalent basis as a percentage of average earning assets.

Stock Prices and Dividends on Zions Common Stock

         Zions Common Stock is traded in the over-the-counter market under the symbol "ZION" and is listed in the NASDAQ National Market System. The following table sets forth the high and low bid quotations for Zions Common Stock for the periods indicated, in each case as reported by NASDAQ, and the cash dividends per share declared on Zions Common Stock for such periods. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


                                             Quarterly Bid
                                              Price Range                     Cash
                                           ---------------------            Dividends
                                           High            Low              Declared
                                           ----            ---              --------
1994
First Quarter........................... $ 39.75         $ 36.50             $ .28
Second Quarter..........................   42.00           37.00               .28
Third Quarter...........................   40.63           38.50               .30
Fourth Quarter..........................   39.25           33.50               .30
                                                                             -----
                                                                             $1.16
                                                                             =====
1995
First Quarter........................... $ 40.50         $ 35.50             $ .30
Second Quarter..........................   50.00           38.13               .35
Third Quarter...........................   61.50           49.50               .35
Fourth Quarter..........................   81.13           60.88               .41
                                                                             -----
                                                                             $1.41
                                                                             =====

1996
First Quarter........................... $ 79.25         $ 66.75             $ .41
Second Quarter .........................   79.00           68.00               .41
Third Quarter...........................   89.75           72.00               .44
Fourth Quarter..........................  104.00           87.75               .44
                                                                             -----
                                                                             $1.70
                                                                             =====

1997
First Quarter........................... $133.00         $102.75            $ .44
Second Quarter
  (through April 11, 1997).............. $118.13         $115.00            $  --


         On November 18, 1996, the last NASDAQ-NMS trading day prior to the public announcement of the Reorganization, the closing sale price for the Zions Common Stock was $89.00. On April 11, 1997, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Zions Common Stock was $115 1/8. On March 5, 1997, there were 14,554,661 shares of Zions Common Stock outstanding, held by approximately 3,889 shareholders of record.

         While Zions is not obligated to pay cash dividends, Zions' Board of Directors presently intends to continue the policy of paying quarterly cash dividends. Future dividends will depend, in part, upon the earnings and financial condition of Zions.

Principal Holders of Zions Common Stock

         The following table sets forth as of February 24, 1997, the record and beneficial ownership of Zions Common Stock by the principal common shareholders of Zions.

                                                                      No. of       % of
Name and Address                            Type of Ownership         Shares       Class
----------------                            -----------------         ------       -----

Roy W. Simmons                              Record and Beneficial      569,203    3.90%
         One South Main Street              Beneficial(1)              497,844    3.42%
         Salt Lake City, Utah  84111                                 ---------    ----
                                                                     1,067,047    7.32%

Zions First National Bank                   Record(2)                1,128,003    7.74%
         One South Main Street
         Salt Lake City, Utah  84111

---------------------

(1) Represents Roy W. Simmons' ownership interest in 497,844 shares held by a company in which Mr. Simmons serves as a director.

(2) These shares are owned of record as of February 24, 1997, by Zions First National Bank, a subsidiary of Zions, in its capacity as fiduciary for various trust and advisory accounts. Of the shares shown, Zions First National Bank has sole voting power with respect to a total of 799,344 shares (5.48% of the class) it holds as trustee for the Zions Bancorporation Employee Stock Savings Plan, the Zions Bancorporation Employee Investment Savings Plan, and the Zions Bancorporation Profit Sharing Plan. Zions First National Bank also acts as trustee for the Zions Bancorporation Dividend Reinvestment Plan, which holds 253,689 shares (1.74% of the class) and the Zions Bancorporation PAYSOP Plan, which holds 74,970 shares (.52% of the class) as to which Zions First National Bank does not have or share voting power.

         Set forth below is the beneficial ownership, as of February 24, 1997, of Zions' common stock by each of Zions' directors, and all directors and officers as a group.

                                      No. of Shares                    % of
Directors                           Beneficially Owned                 Class
---------                           ------------------                 -----

Jerry C. Atkin                             1,950                       * (1)

R.D. Cash                                  6,250                       * (1)

Grant R. Caldwell                          1,250                       * (1)

Richard H. Madsen                         49,905                       * (1)

Roger B. Porter                              250                       * (1)

Robert G. Sarver                         103,210                       * (1)


Harris H. Simmons                        580,895(2)                    3.98

L. E. Simmons                            535,581(2)                    3.67

Roy W. Simmons                         1,067,047(2)                    7.32

I. J. Wagner                              70,750(2)                    * (1)

Dale W. Westergard                        40,438                       * (1)

All directors and officers
  as a group                           1,869,679                      12.75
(32 persons)

--------------------------

(1)      Immaterial percentage of ownership.

(2) Totals include 497,844 shares attributed to each individual through serving as a director in a company holding such shares in Zions. Of such 497,844 shares attributed to Harris H. Simmons, Mr. Simmons holds an option to acquire 46,698 shares, all of which are vested and presently exercisable.

Zions Documents Incorporated By Reference

         The following documents previously filed by Zions with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus:

         1. Zions' Annual Report on Form 10-K for the year ended December 31, 1995 ("Zions Form 10-K"); and

         2. Zions' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996;

         3. Zions' current reports on Form 8-K filed on October 11, 1996, December 30, 1996, and March 11, 1997; and

         4.       Zions' Form 8-A Registration Statement dated October 10, 1996.

         For the convenience of Aspen shareholders, a copy of Zions' Form 8-K filed with the SEC on March 11, 1997 is being mailed to Aspen shareholders along with this Proxy Statement/Prospectus. The Form 8-K contains Zions' audited consolidated financial statements as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31 1996, as well as its Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations and Guide 3 information (Statistical Disclosure by Bank Holding Companies) related thereto. Aspen shareholders who wish to obtain copies of any Zions document incorporated by reference herein may do so by following the instructions under "Available Information" above.

         All documents filed by Zions with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                  INFORMATION CONCERNING ASPEN BANCSHARES, INC.

         Aspen Bancshares, Inc., ("Aspen") is a bank holding company whose principal assets are the common stock of Pitkin County Bank and Trust Co. ("Pitkin"), a commercial bank organized in 1979, the common stock of Centennial Savings Bank, F.S.B. ("Centennial"), a thrift originally created in 1905 and acquired by Aspen in 1993, and the common stock of Val Cor Bancorporation, Inc., a bank holding company whose principal asset is Valley National Bank of Cortez, Colorado, which Aspen acquired in June 1996. At December 31, 1996, Aspen had total assets of $450.61 million, total deposits of $398.87 million, and total shareholders' equity of $31.1 million. Aspen was incorporated under Colorado law on July 24, 1987 and became a registered bank holding company through the ownership of Pitkin on June 30, 1988.

         Pitkin, with its main branch in Pitkin County, Colorado, offers traditional banking services designed to serve the permanent community in its primary service area. A bank's "primary service area" is the geographic location from where it expects to originate a large majority of its deposits. Pitkin's primary service area is Aspen, Snowmass and surrounding communities. Pitkin also has full-service branch located in El Jebel, Colorado, in Eagle County and a branch in Telluride, Colorado in San Miguel County. Pitkin also offers special services intended to meet the needs of large deposit customers who are not year-round residents. To attract these large depositors, Pitkin established a concierge service ("Club 534") for customers maintaining a $50,000 minimum deposit balance. Club 534 provides highly personalized services such as making restaurant and hotel reservations, recommending catering services, hosting varied seasonal parties, and arranging house cleaning and home maintenance. Pitkin was chartered as a Colorado state bank in 1979. Its primary office is at 534 E. Hyman Avenue, Aspen, Colorado 81611. At December 31, 1996, Pitkin had total deposits of $152.0 million and shareholders' equity of $10.8 million.

         On October 6, 1993, Aspen acquired all of Centennial's outstanding common stock. As a result of its acquisition of Centennial, Aspen became a savings and loan holding company pursuant to the Home Owners' Loan Act of 1933, as amended, as well as remaining a bank holding company by reason of its ownership of Pitkin. Centennial is the largest thrift institution and the second largest financial institution headquartered in Western Colorado. Centennial's primary market areas is defined as the Counties of La Plata, Montezuma, Archuleta, Montrose and Mesa, Colorado and San Juan County, New Mexico. Centennial was originally chartered by the State of Colorado in 1905 under the name "Durango Savings and Building Association." In February 1984 Centennial converted from a Colorado chartered savings and loan association to a federally chartered savings and loan association, and on June 11, 1984, Centennial converted to a capital stock savings bank. Centennial's primary business is the solicitation of savings accounts from its depositors and the general public and the promotion of home ownership through the granting of mortgage loans primarily to finance the purchase, construction or improvement of residential real estate located within the State of Colorado and San Juan County, New Mexico. Centennial also invests in federal government and agency obligations and other investment securities. At December 31, 1996, Centennial had total assets of $206.1 million, total deposits of $178.6 million, and shareholders' equity of $14.0 million.

         Centennial's main office is located at 1101 Second Avenue, Durango, Colorado. The phone number at that office is (970) 247-4183. Centennial also conducts its business through its six other branch offices located in Cortez, Pagosa Springs, Dolores, Montrose, and Grand Junction, Colorado and Farmington, New Mexico.

         In June 1996, Aspen acquired Val Cor Bancorporation, Inc., a Colorado corporation ("Val Cor"). Val Cor is a registered bank holding company whose principal asset is over 99% of the common stock of Valley National Bank of Cortez, Colorado ("Valley"), a national banking association organized in 1979. Valley offers traditional banking services to customers in its primary market area of Montezuma County, Colorado. Valley's and Val Cor's main office is located at 350 W. Montezuma, Cortez, Colorado. The phone number at that office is (970) 565-4411. Valley also conducts business through its two branch offices located in Cortez and Dolores, Colorado. At December 31, 1996, Val Cor had total assets of $80.2 million, total deposits of $68.8 million, and shareholders' equity of $11.2 million.

         Services. Aspen offers a full range of financial services to commercial and individual customers, including a wide variety of commercial loans, revolving credit facilities, construction lending, mortgage loans, Small Business Administration loans, checking accounts, various savings programs, certificates of deposit, debit, credit and ATM cards, safe deposit and night depository facilities, walk-in and drive-up teller facilities, electronic banking and banking by telephone.

         Contingencies. At December 31, 1996, Pitkin owned 70.2% of the total capital stock of Thatcher Financial Group, Inc. ("TFG"). Pitkin acquired the stock at sale of the collateral on a loan made by Pitkin. TFG's primary asset was 100% of the common stock of Thatcher Bank, F.S.B. ("Thatcher Bank"). Pitkin also had a loan collateralized by the stock of Thatcher Bank and an art collection. During 1993, Pitkin sold the stock of Thatcher Bank and part of the art collection. Proceeds from the sales were used to satisfy outstanding loan principal, interest and expenses related to the loans made by Pitkin. Directors of TFG, who are parties related to Pitkin, are in the process of determining outstanding liabilities, including possible federal and state income taxes payable. After determination and payment of outstanding liabilities of TFG, TFG directors plan to distribute the remaining funds, if any, to the shareholders of TFG. There is no determination as to when this can be accomplished. Pitkin has not recorded any receivable with respect to its ownership of TFG stock. At December 31, 1996, TFG has assets, primarily cash and investments, of approximately $1,000,000 (unaudited).

         See "Selected Financial Data," "Management's Discussion and Analysis," "Consolidated Financial Statements," and "Statistical Information" for additional information concerning the business of Aspen.

Selected Financial Data

         The following selected financial data should be read in conjunction with Aspen's consolidated financial statements and the related notes and with Aspen's management's discussion and analysis of financial condition and results of operations, incorporated herein by reference.

ASPEN BANCSHARES, INC.
SELECTED CONSOLIDATED FINANCIAL DATA
-------------------------------------------------------------------------------

                                                                                 As of, and for the
                                                                               Year Ended December 31,
                                                               ------------------------------------------------------------
                                                                   1996        1995         1994         1993        1992
                                                               ----------    ----------   ----------   ----------   -------
(Dollars and outstanding shares in thousands,
except per share and ratio data)

EARNINGS SUMMARY
Net interest income                                              $17,330      $15,594      $14,027       $8,280      $5,182
Provision for loan losses                                            145           36           56          835         503
Noninterest income                                                 2,274        2,489        1,790        1,075       1,132
Noninterest expense                                               13,408       10,840        9,628        4,623       3,030
Net income                                                         4,086        4,683        4,048        2,565       1,747

COMMON STOCK DATA
Earnings per common share (fully diluted)                          $1.07        $1.25        $1.08        $0.80       $0.59
Book value per share at period end                                  8.36         7.00         5.36         5.01        4.30
Weighted average common and common
    equivalent shares outstanding during
    the period (primary)                                           3,603        3,093        3,064        3,033       2,966
Common shares outstanding at period end (fully diluted)            3,835        3,735        3,740        3,214       2,966

AVERAGE BALANCE SHEET DATA
Securities                                                      $ 59,734     $ 58,576     $ 66,850     $ 36,488    $ 25,050
Loans and leases, net                                            305,091      261,408      243,264      123,347      72,384
Total interest-earning assets                                    380,732      322,758      317,626      168,910     102,628
Total assets                                                     406,223      342,622      334,760      178,142     108,189
Interest-bearing deposits                                        311,255      252,388      256,536      130,018      72,622
Total deposits                                                   349,458      281,877      285,335      152,135      90,598
Long-term debt                                                    19,216       30,859       15,093        7,582       5,431
Shareholders' equity                                              29,783       25,957       22,099       15,188      11,982

END OF PERIOD BALANCE SHEET DATA
Securities                                                      $ 78,170     $ 42,183     $ 64,301     $ 53,672    $ 26,078
Loans and leases, net                                            321,934      254,992      262,154      214,314      85,782
Allowance for loan losses                                          3,217        2,197        2,178        2,074         667
Total assets                                                     450,606      349,123      349,563      324,539     142,262
Total deposits                                                   398,874      300,017      283,557      284,022     121,331
Long-term debt                                                    15,975       16,285       17,636        8,400       5,400
Shareholders' equity                                              31,101       27,298       22,335       21,358      12,782

Nonperforming assets:
    Nonaccrual loans                                                 823           --          300          419         963
    Other real estate owned                                           --           --           --          189         157
    Total nonperforming assets                                     1,992        1,260          468          707       1,405

SELECTED RATIOS
Net interest margin                                                 4.55%        4.83%       4.42%        4.90%         5.11%
Return on average assets                                            1.01%        1.37%       1.21%        1.44%         1.61%
Ratio of average common equity to
    average assets                                                  6.90%        6.17%       4.66%        7.67%        11.08%
Ratio of nonperforming assets to total
    assets                                                          0.44%        0.36%       0.13%        0.22%         0.99%
Ratio of allowance for loan losses to
    net loans and leases outstanding at
    period end                                                       1.0%         0.9%        0.8%         1.0%          0.8%
Ratio of allowance for loan losses to
    nonperforming loans                                            161.5%       174.4%      465.4%       400.4%         53.4%

                                     - 58 -

Stock Prices and Dividends on Aspen Common Stock

         Aspen Common Stock is traded in the over-the-counter market under the symbol "ASBK" and is listed in the NASDAQ National Market System. The following table sets forth the high and low sales quotations for Aspen Common Stock for the periods indicated, in each case as reported by NASDAQ-NMS, and the cash dividends per share declared on Aspen Common Stock for such periods. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                   Quarterly Sales
                                                     Price Range                  Cash
                                                --------------------            Dividends
                                                High             Low             Declared
                                                ----             ---             --------
1994
First Quarter...........................        $12.80          $10.08              $ .04
Second Quarter..........................         14.08            9.28                .04
Third Quarter...........................         12.32            9.60                .04
Fourth Quarter..........................         11.60            8.60                .04
                                                                                    -----
                                                                                    $ .16
                                                                                    =====
1995
First Quarter...........................        $11.80          $ 8.80              $ .05
Second Quarter..........................         13.40           11.20                .05
Third Quarter...........................         14.40           12.70                .05
Fourth Quarter..........................         14.88           11.50                .05
                                                                                    -----
                                                                                    $0.20
                                                                                    =====

1996
First Quarter...........................        $17.25          $13.25              $ .05
Second Quarter .........................         16.50           15.00                .05
Third Quarter...........................         19.75           15.75                .05
Fourth Quarter..........................         20.00           17.63                .05
                                                                                    -----
                                                                                    $0.20
                                                                                    =====

1997
First Quarter...........................        $23.13         $18.50               $ .04
Second Quarter
  (through April 11, 1997)..............         21.25          19.50                  --

         On November 18, 1996, the last NASDAQ-NMS trading day prior to the public announcement of the Reorganization, the closing sale price for the Aspen Common Stock was $18.75. On April 11, 1997, the last trading date before this Proxy Statement/Prospectus was sent to the printers, the closing sale price for the Aspen Common Stock was $21.00. On March 12, 1997, there were approximately 3,720,780 shares of Aspen Common Stock outstanding, held by approximately 238 shareholders of record.

Stockholdings of Directors, Officers and Certain Others

         Persons who were beneficial owners of 5% or more of the issued and outstanding Aspen Common Stock as of the record date are shown in the following table:

                                      Amount and
                                       Nature of
Name of                               Beneficial            Percent of
Beneficial Owner                      Ownership(2)         Common Stock
----------------                      ---------            ------------
Morton A. Heller(1)                    355,782                9.03%
Charles B. Israel(1)                   271,107                6.88%
B. John Barry                          547,044               13.89%
P.O. Box 1950
Aspen, CO 81612
James McDade                           254,087                6.45%
6515 N. Ventana Canyon Drive
Tucson, AZ  85715

--------------------------

(1)      The address of each named individual is that of Aspen.

(2) The table includes, when applicable, any shares owned of record by such person's minor children and spouse, and by other individuals and entities over whose shares such person has custody, voting control, or power of disposition. The number of shares shown includes stock options exercisable by such persons within 60 days of the record date.

         As of the record date, Aspen's directors and executive officers as a group were beneficial owners of that number of shares of Common Stock shown below.


                                     Amount of
                                   and Nature of
Name of                             Beneficial             Percent of
Beneficial Owner                    Ownership(1)          Common Stock
----------------                   -------------          ------------
J. Thomas Clark                       78,250                1.99%
Morton A. Heller                     355,782                9.03%
Charles B. Israel                    271,107                6.88%
Carol Ann Kopf                        39,874                1.01%
Robert R. Oden, M.D.                  57,062                1.45%
Christopher L. Tolk                   26,624                0.68%
All Executive Officers and           837,333               21.25%
Directors as a group (8
persons)
-----------------------

(1) The table includes, when applicable, shares owned of record by such person's minor children and spouse, and by other related individuals and entities over whose shares such person has custody, voting control, or power of disposition. The number of shares shown includes stock options exercisable by such persons within 60 days of the record date.

Aspen Documents Incorporated by Reference

         The following documents previously filed by Aspen with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus:

         1. Aspen's Annual Report on Form 10-K for the year ended December 31, 1995 ("Aspen Form 10-K");

         2. Aspen's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996;

         3. Aspen's Current Reports on Form 8-K filed on June 18, 1996, November 19, 1996, and March 7, 1997;

         4.     Aspen's Form 8-A Registration Statement dated June 20, 1991; and

         5. The following portions of Aspen's 1995 Annual Report to Shareholders ("Aspen Annual Report"):

                  (a) "Financial Highlights" on the inside front cover of the Aspen Annual Report; and

                  (b)       "Selected Quarterly Financial Data" on page 7.

         For the convenience of Aspen shareholders, a copy of Aspen's Form 8-K filed with the SEC on March 7, 1997 is being mailed to Aspen shareholders along with this Proxy Statement/Prospectus. The Form 8-K contains Aspen's audited financial statements, including its Management's Discussion and Analysis of Changes in Financial Condition and Results of Operations and Guide 3 information (Statistical Disclosure by Bank Holding Companies), for the year ended December 31, 1996. Other than expressly incorporated herein by reference into this Proxy Statement/Prospectus (as specified above), no portions of the Aspen Annual Report are to be deemed part of this Proxy Statement/Prospectus. Aspen shareholders who wish to obtain copies of any Aspen document incorporated by reference herein may do so by following the instructions under "Available Information" above.

         All documents filed by Zions with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Effective Date shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

             COMPARISON OF ZIONS COMMON STOCK AND ASPEN COMMON STOCK

General

         Upon consummation of the Reorganization, shareholders of Aspen will become shareholders of Zions, a Utah corporation. Thus, the Utah Revised Business Corporation Act and Zions' Articles of Incorporation ("Articles") and Bylaws will govern the rights of the Aspen shareholders who become shareholders of Zions. In addition, since the Articles and Bylaws of Zions and Aspen are not the same, the Reorganization will result in certain differences in the rights of the holders of Aspen Common Stock. The following is a summary of certain of the more significant differences.

Voting Rights

         General. The holders of Zions Common Stock like the holders of Aspen Common Stock (except as stated below), are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote. The holders of Zions Common Stock and Aspen Common Stock do not have cumulative voting rights. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected.

         Special Votes for Certain Transactions. The Articles of Zions contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

         Zions' Articles require that certain "business transactions" between Zions or a subsidiary and a "related person" be approved by the affirmative votes of the holders of not less than 80% of the voting power of all outstanding voting stock of Zions. A "related person" is generally defined by Zions' Articles to mean a person, corporation, partnership, or group acting in concert that beneficially owns 10% or more of the voting power of Zions' outstanding voting stock.

         The "business transactions with a related person" subject to Zions' special vote requirements include (1) a merger or consolidation involving Zions or a subsidiary of Zions with a related person; (2) the sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of either Zions or a subsidiary of Zions to, with or for the benefit of a related person; (3) the issuance, sale, exchange or other disposition by Zions or a subsidiary of Zions to a related person of securities of Zions or a subsidiary of Zions having an aggregate fair market value of $5 million or more; (4) any liquidation, spinoff, splitoff, splitup, or dissolution of Zions by or on behalf of a related person; (5) any recapitalization or reclassification of the securities of Zions or other transaction that would have the effect of increasing the voting power of a related person or reducing the number of shares of each class of voting securities outstanding; and (6) any agreement, contract, or other arrangement providing for any of the transactions set forth above.

         Zions' special shareholder vote requirements for business transactions with related persons do not apply to any transaction approved by a majority of the

"continuing directors" or if various specified conditions are met. A continuing director is any member of the Zions Board who is not a related person or an interested shareholder or an affiliate or associate of a related person and who
(1) was a director on February 21, 1986 or (2) became a director subsequent to that date and whose election or nomination for election by Zions' shareholders was approved by a majority of the continuing directors then on the Board.

         Aspen's Articles and Bylaws have no similar provision.

Shareholder Rights Plan

         The Board of Directors of Zions in September 1996 adopted a Shareholder Protection Rights Plan and declared a dividend of one Right on each outstanding share of Zions Common Stock. The Rights Plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

         Until it is announced that a person or group has acquired 10% or more of Zions Common Stock (an "Acquiring Person") or commences a tender offer that will result in such person or group owning 10% or more of Zions Common Stock, the Rights will be evidenced by the Common Stock certificates, will automatically trade with the Common Stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase Participating Preferred Stock having economic and voting terms similar to those of one share of Common Stock for an exercise price of $360.00.

         Upon announcement that any person or group has become an Acquiring Person, then 10 days thereafter (or such earlier or later date as the Board may decide) (the "Flip-in Date") each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of Zions Common Stock or Participating Preferred Stock having a market value of twice the exercise price.

         Also, if after an Acquiring Person controls Zions' Board of Directors Zions is involved in a merger or sells more than 50% of its assets or earning power (or has entered an agreement to do any of the foregoing) and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the Person with whom the merger occurs is the Acquiring Person or a person affiliated or associated with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Zions Common Stock, Zions' Board of Directors may, at its option, exchange one share of Zions Common Stock for each Right.

         The Rights may be redeemed by the Board of Directors for $0.01 per Right prior to the Flip-in Date.

Board of Directors

         Director Liability. Zions' Articles contain a "director liability" provision. This provision generally shields a director from monetary damages to the corporation or its shareholders for a breach of fiduciary duty as a director other than (i) a breach of a director's duty of loyalty, (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing the unlawful payment of dividends, and (iv) transactions in which a director receives an improper benefit.

         Colorado law provides that a corporation's articles of incorporation may set forth a provision that eliminates or limits the liability of a director to the corporation for money damages for any action taken or any failure to take any action as a director, except that any such provision shall not eliminate or limit the liability of a director to the corporation or to its shareholders for monetary damages for any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts specified in section 7-108-403, or any transaction from which the director directly or indirectly derived an improper personal benefit. Aspen's Articles contain a provision that eliminates director liability to the corporation as provided for by Colorado law.

         Classified Board. Zions' Articles divide the Board of Directors into three classes, each consisting of one-third (or as near as may be) of the whole number of the Board of Directors. Utah law requires that each class contain as equal a number of directors as possible. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

         The number of directors which constitute Zions' full Board of Directors may be increased or decreased only by amendment of the Bylaws, which requires the affirmative vote of two-thirds of the total number of directors constituting the entire Board, or by the shareholders of Zions at a regular or special meeting by the affirmative vote of two-thirds of the outstanding and issued shares entitled by statute to vote. Except as otherwise required by law, vacancies on Zions' Board of Directors, including vacancies resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the Board of Directors. Zions' directors elected by the Board to fill vacancies serve for the full remainder of the term of the class to which they have been elected. Any directorship filled by reason of an increase in the number of directors may be filled for a term of office continuing only until the next election of directors by the shareholders.

         Aspen's Articles and Bylaws do not provide for a classified Board of Directors. Instead, Aspen's Bylaws provide for a Board of Directors consisting of not less than three individuals, who are to be elected annually. Aspen's bylaw provisions governing vacancies are similar to Zions'.

         Removal of Directors. Zions' Articles provide that any director (or the entire Board of Directors) may be removed from office by shareholder vote only if such removal is approved by the holders of two-thirds of the issued and outstanding shares then entitled to vote at an election of directors.

         Aspen's Bylaws provide that, at a meeting of shareholders called expressly for that purpose, any or all directors may be removed with or without cause only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

Shareholder Meetings

         Utah law provides that special meetings of a corporation's shareholders may be called by the board of directors or such other persons authorized by the bylaws to call a special meeting or by the holders of at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. Under Zions' Bylaws, special meetings may be called by the president or by the Board of Directors.

         Under Aspen's Bylaws, special meetings of shareholders may be called by the president, a vice president, the Board of Directors, or holders of not less than one-tenth of all shares entitled to vote at the meeting.

Amendment of Articles and Bylaws

         Zions' Articles require the affirmative votes of the holders of two-thirds of all outstanding voting stock of Zions to approve any amendment to Zions' Articles, except that to repeal or amend the provisions in the article regarding business transactions with related persons requires the affirmative vote of 80% of the issued and outstanding stock entitled to vote. Zions' Bylaws may be amended by an affirmative vote of two-thirds of the total number of directors constituting the entire Board or by the affirmative vote of two-thirds of the issued and outstanding shares entitled to vote.

         Under Colorado law, Aspen's Articles may be amended at an annual or special shareholder meeting by an affirmative majority vote of all votes cast. Aspen's Bylaws provide that they may be amended by the affirmative vote of a majority of the Board of Directors at a meeting called for that purpose or by the unanimous consent of the Board.

Dissenters' Rights

         Zions is incorporated under the laws of Utah. Utah law provides for dissenters' rights in a variety of transactions including: (i) any plan of merger to which a corporation is a party (other than mergers or consolidations not requiring a shareholder vote); (ii) certain sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation; and (iii) certain share exchanges. However, shareholders of a Utah business corporation are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or on the National Market System of NASDAQ or held of record by 2,000 or more shareholders. The aforementioned provisions do not apply if the shareholder will receive for his shares anything except (a) shares of the corporation surviving the consummation of the plan of merger or share exchange,
(b) shares of a corporation whose shares are listed on a national securities exchange or the National Market System of NASDAQ or held of record by not less than 2,000 holders, or (c) cash in lieu of fractional shares. Zions Common Stock currently is listed for trading in the National Market System of NASDAQ and has more than 2,000 shareholders of record.

         Aspen is incorporated under the laws of Colorado. Colorado law provides that any shareholder of a Colorado corporation shall have the right to dissent from any of the following corporate actions in which such shareholder is entitled to vote: (1) consummation of a plan of merger to which the corporation is a party if either (i) shareholder approval is required by Colorado Revised Statutes ss. 7-111-103 or ss. 7-111-104 or the corporation's articles or (ii) the corporation is a subsidiary that is merged with its parent under Colorado Revised Statutes ss. 7-111-104; (2) consummation of a sale, exchange or other disposition of all, or substantially all, of the property of the corporation not made in the usual and regular course of business; (3) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired.

         Shareholders of a Colorado corporation are not entitled to dissent from a plan of merger if the shares held by the shareholders are part of a class or series of shares registered on a national securities exchange, were listed on the national market system of NASDAQ or were held of record by at least 2,000 shareholders on the date fixed to determine the shareholders entitled to vote on the proposed corporate action. Aspen's common stock is listed on NASDAQ-NMS. As a result, shareholders of Aspen are not entitled to exercise any rights of dissenting shareholders under Colorado law.

Preferred Stock

         Zions' Articles authorize Zions to issue up to 3,000,000 shares of Zions preferred stock, no par value.

         The authorized shares of preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of the Board of Directors of Zions providing for the issuance thereof. Each series of preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking funds provisions, conversion rights or other rights and preferences, if any, as the Board of Directors may determine. Except for such rights as may be granted to the holders of any series of preferred stock in the resolution establishing such series or as required by law, all of the voting and other rights of the shareholders of Zions belong exclusively to the holders of common stock.

         Zions has reserved 160,000 shares of Participating Preferred Stock for issuance upon exercise of the Rights under Zions' Shareholder Rights Plan.

         Aspen's Articles authorize the issuance of 5,000,000 shares of preferred stock, par value $.01 per share. No shares of preferred stock are currently outstanding. The rules requiring issuance of shares of Aspen preferred stock are similar to the sales governing Zions' issuance of preferred stock. A Colorado corporation must file with the Secretary of State a certificate of designation of relative rights and preferences with respect to the issuance of preferred stock.

Dividend Rights

         Utah law generally allows a corporation, subject to restrictions in its certificate of incorporation, to declare and pay dividends in cash or property, but only if the corporation is solvent and payment would not render the corporation insolvent. Zions' Articles place no further restrictions on distributions. Thus, the holders of Zions Common Stock are entitled to dividends when, as and if declared by their Board of Directors out of funds legally available therefor. However, if Zions preferred stock is issued, the Board of Directors of Zions may grant preferential dividend rights to the holders of such stock which would prohibit payment of dividends on Zions Common Stock unless and until specified dividends on the preferred stock had been paid.

         Colorado law prohibits corporations from paying dividends when, after giving the dividend effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those of the shareholders receiving the distribution.

Liquidation Rights

         Upon liquidation, dissolution or winding up of Zions, whether voluntary or involuntary, the holders of Zions Common Stock are entitled to share ratably in the assets of the corporation available for distribution after all liabilities of the corporation have been satisfied. However, if preferred stock is issued by Zions, the Board of Directors may grant preferential liquidation rights to the holders of such stock which would entitle them to be paid out of the assets of Zions available for distribution before any distribution is made to the holders of Zions Common Stock.

         The rights of the holders of Aspen Common Stock in the event of a liquidation are substantially similar to those applicable to Zions shareholders. Under Colorado law, upon dissolution or liquidation by a court, after all liabilities and obligations of the corporation have been satisfied, any remaining assets or proceeds shall be distributed among its shareholders according to their respective rights and interests.

Miscellaneous

         There are no preemptive rights, sinking fund provisions, conversion rights, or redemption provisions applicable to Zions Common Stock or Aspen Common Stock. Holders of fully paid shares of Zions Common Stock and Aspen Common Stock are not subject to any liability for further calls or assessments.

                                 LEGAL OPINIONS

         Opinions with respect to certain legal matters in connection with the Reorganization will be rendered by Duane, Morris & Heckscher, Washington, D.C., as counsel for Zions, and by Rothgerber, Appel, Powers & Johnson LLP, Denver, Colorado, as counsel for Aspen.

                                     EXPERTS

         The consolidated financial statements of Zions as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The consolidated financial statements of Aspen as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of Dalby, Wendland & Co., P.C., independent certified public accountants, incorporated by reference herein, and upon their authority as experts in auditing and accounting.

                                  OTHER MATTERS

         The management of Aspen does not know of any other matters intended to be presented for shareholder action at the Special Meeting. If any other matter does properly come before the Special Meeting and is put to a shareholder vote, the proxies solicited hereby will be voted in accordance with the judgment of the proxyholders named thereon.

The Board of Directors
March 13, 1997
Page 1


                                   APPENDIX A

                               THE WALLACH COMPANY
                               INVESTMENT BANKERS
                       1401 Seventeenth Street, Suite 750
                             Denver, Colorado 80202

                                 March 24, 1997



The Board of Directors
Aspen Bancshares, Inc.
534 East Hyman Avenue
Aspen, CO  81612

Members of the Board:

         You have requested our opinion as to the fairness, from a financial point of view, to the common stockholders of Aspen Bancshares, Inc. ("Aspen") of the consideration in the proposed merger (the "Merger") of Aspen with and into Zions Bancorporation ("Zions") pursuant to the Agreement and Plan of Reorganization dated November 19, 1996, and as amended March 11, 1997 (the "Agreement"). Under the terms of the Agreement, each outstanding share of Aspen common stock, $0.01 par value, will be exchanged for shares of Zions common stock, no par value (the "Consideration") as described in Section 1.2.b in the Agreement.

         In arriving at our opinion, we have, among other things:

                  i. reviewed certain publicly available financial statements and other financial information not publicly available for Aspen;

                  ii. reviewed and evaluated the current condition and growth prospects for Aspen and its subsidiary banks, including financial projections prepared by Aspen's management;

                  iii. discussed with Aspen management the past and current operations and financial conditions of Aspen and the prospects of Aspen if it were to remain independent;

                  iv. reviewed Aspen's historical stock trading activity and considered the prospect for value, liquidity, dividend yield and appreciation if Aspen were to remain independent;

                  v. evaluated the economic, business and competitive climate for banking institutions in Colorado, with special consideration given to recent transactions that may have increased the competitive environment in the financial services and banking industry;

                  vi. reviewed the process used leading to the Zions offer, including a review of the potential acquirers contacted and their responses relative to a potential acquisition of Aspen;



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The Board of Directors
March 24, 1997
Page 2


                  vii. compared the various offers received from interested parties and determined that the terms of the Agreement represented the highest value in absolute terms;

                  viii. compared the terms of the Agreement to recent transactions involving other institutions of similar size in Colorado;

                  ix. examined the price and trading activity for Zions common stock;

                  x. reviewed the implications for Aspen's shareholders receiving Zions stock with regards to prospects for value, liquidity, dividend yield and appreciation;

                  xi. reviewed certain publicly available financial statements of Zions, visited certain Zions facilities in Salt Lake City, and discussed the prospects of Zions with Zions' management; and

                  xii.     reviewed the Agreement.

         Neither Zions nor Aspen imposed any limitations upon the scope of the investigation performed by us in formulating our opinion. In rendering our opinion, we did not independently verify the asset quality and financial condition of Zions or Aspen, but instead relied upon the data provided by or on behalf of Zions and Aspen to be true and accurate in all material respects.

         We have assumed without independent verification the accuracy and completeness of the financial and other information regarding Aspen that was provided for us or obtained from publicly available sources. We have not prepared or acquired an independent valuation or appraisal of any of the assets of Aspen and we have assumed without independent verification that the aggregate allowance for loan losses of Aspen is adequate to cover such losses. With respect to business plans and forecasts, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Aspen as to the future performance of Aspen, its subsidiaries and business units. Furthermore, we have assumed that the Merger will be consummated on a timely basis in accordance with its terms and pursuant to the Agreement. We have also taken into account our assessment of general economic, market and financial conditions as they exist, as well as our experience in connection with similar transactions and securities valuations generally. Our opinion necessarily is based upon conditions as they exit and can be evaluated as of the date of this opinion.

         The Wallach Company is an investment banking firm engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. The Wallach Company, as the Company's financial adviser, assisted with the marketing and negotiations leading to the Agreement for which it has and will receive compensation.




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The Board of Directors
March 24, 1997
Page 3


         For our services in connection with preparing a plan for obtaining acquisition offers for Aspen, soliciting and negotiating such acquisition offers, rendering our opinion as to the fairness of the Merger to Aspen's shareholders from a financial point of view and certain other services in connection therewith, Aspen has agreed to pay us certain fees. We will receive a cash fee upon the effectiveness of the Merger equal to 1.25% of the first $55 million and 3.00% of the amount in excess of $55 million received by Aspen's shareholders in the transaction based on the value of Zions' common stock issued to Aspen's shareholders in the Merger. From December 1995 to the effective date of the Merger, we have or will receive a monthly retainer of $7,500 which will be credited against the transaction fee due at the effectiveness of the Merger. We have also received reimbursement of our actual out-of-pocket expenses. Prior to being retained for this assignment, we have provided professional services to Aspen. Historically, the revenues derived from such services have been insignificant when compared to our firm's total gross revenues.

         Based on our analysis of the foregoing, the assumptions described above and upon such other factors we deem relevant, it is our opinion that, as of the date hereof, the Consideration is fair to Aspen's shareholders from a financial point of view.


                                                   /s/ The Wallach Company

                                   APPENDIX B





                                 March 24, 1997



Zions Bancorporation
Attn: Harris H. Simons
President and Chief Executive Officer
One South Main Street, Suite 1380
Salt Lake City, UT 84133

Aspen Bancshares, Inc.
Attn: Charles B. Israel
534 East Hyman Avenue
P.O. Box 3677
Aspen, CO 81612

         Re: Merger of Aspen Bancshares, Inc. With and Into Zions Bancorporation

Ladies and Gentlemen:

         We have represented Aspen Bancshares, Inc., a Colorado corporation which is a registered bank holding company ("Aspen"), in connection with the proposed merger of Aspen with and into Zions Bancorporation, a Utah corporation which is a registered bank holding company ("Zions"), under the laws of Colorado and Utah and federal law (the "Merger"). The Merger shall be effected pursuant to the provisions of the Agreement and Plan of Reorganization dated November 19, 1996, entered into by and between Zions and Aspen (the "Merger Agreement"). We deliver this opinion pursuant to Section 3.5 of the Merger Agreement. The Merger Agreement defines those capitalized terms appearing in this letter which are not defined in this letter. Unless otherwise indicated, all sections refer to the Internal Revenue Code of 1986, as amended (the "Code").

         Pursuant to the Merger Agreement, the Merger shall be effectuated through the merger of Aspen with and into Zions, with Zions surviving in accordance with federal and Utah law. Upon consummation of the Merger Agreement, each outstanding share of Aspen common stock (the "Aspen Common Stock"), other than shares held by Aspen as treasury stock or held by any other direct or indirect subsidiary of Aspen (except as trustee or in a fiduciary capacity), shall be converted into the right to receive and be exchangeable for shares of Zions Common Stock under the terms and conditions set forth in the Merger Agreement.

         No fractional shares of Zions Common Stock will be issued in exchange for Aspen Common Stock. Instead, each Aspen shareholder who surrenders an Aspen Common Stock certificate representing a fraction of a share of Zions Common Stock will be entitled to receive, in addition to a certificate for the whole shares

Zions Bancorporation
Aspen Bancshares, Inc.
March 24, 1997
Page 2

of Zions Common Stock represented by the surrendered certificates, cash in an amount equal to such fractional part of a share of Zions Common Stock.

         In addition to the foregoing facts, on the date of this letter, you have delivered to us certificates in which you have made certain representations, which we consider relevant to this opinion, in regard to the Merger and have authorized us to rely on such representations in expressing the opinions contained in this letter.

         As counsel to Aspen, we have examined the Merger Agreement and copies of ancillary agreements, certificates, instruments and documents pertaining to the Merger delivered by the parties to the Merger. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us. As to any facts material to our opinions expressed in this letter, we have relied on representations of the parties to the Merger and have not undertaken to verify any of those representations by independent investigation. We have based our opinions contained in this letter on our analysis of the Code, Treasury Regulations promulgated thereunder, and relevant interpretive authorities as in effect on the date of this letter.

         Based on the foregoing, we are of the opinion that:

         1. The Merger qualifies as a "reorganization" within the meaning of
Section 368(a)(1)(A). Aspen and Zions each are a "party to a reorganization" within the meaning of Section 368(b)(2).

         2. No gain or loss will be recognized for federal income tax purposes by Aspen and Zions in connection with the Merger. Sections 361(a) and 1032(a).

         3. No gain or loss will be recognized for federal income tax purposes by holders of shares of Aspen Common Stock upon the conversion in the Merger of such shares solely into shares of Zions Common Stock. Section 354(a). Shareholders of Aspen Common Stock will recognize gain or loss to the extent such shareholders receive cash as a result of the Merger including any cash representing an interest in fractional shares of Zions. The payment of cash to the Aspen shareholders will be treated as though the fractional shares were distributed as part of the transaction and then redeemed by Zions. The cash payment will be treated as a distribution in full payment for the fractional shares deemed redeemed under section 302(a), with the result that such Aspen shareholders will have short-term or long-term capital gain or loss to the extent that the amount of the cash distribution differs from the basis allocable to such fractional shares. See Rev. Rul. 66-365, 1966-2 C.B. 116.

         4. The basis of shares of Zions Common Stock received in the Merger by holders of Aspen Common Stock will be the same as the basis of such shares of Aspen Common Stock surrendered in exchange therefor. Section 358.

         5. The holding period of shares of Zions Common Stock received in the Merger by holders of Aspen Common Stock will include the period during which such shares of Aspen Common Stock surrendered in exchange therefor were held by the

Zions Bancorporation
Aspen Bancshares, Inc.
March 24, 1997
Page 3

holder thereof, provided such shares of Aspen Common Stock were held as capital assets. Section 1223(1).

         We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the reference to Rothgerber, Appel, Powers & Johnson LLP under the caption "Legal Opinions" in the Proxy Statement/Prospectus forming a part of the Registration Statement.

                                    Very truly yours,

                                    ROTHGERBER, APPEL, POWERS & JOHNSON LLP

                                    /s/ Rothgerber, Appel, Powers & Johnson LLP